6

Follow-Up Materials



06014158

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Nippon Yusen Kabushiki Kaisha

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

JUN 07 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 34960 FISCAL YEAR 3-31-06

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 6/7/06

Financial Results
For the Year Ended March 31, 2006 – Consolidated

RECEIVED
2006 JUN -6 P 2: May 12, 2006

Nippon Yusen Kabushiki Kaisha (NYK Line)

Security Code: 9101
Listings: The First Section of Tokyo, Osaka and Nagoya Stock Exchanges
URL: http://www.nyline.co.jp/
Head Office: Tokyo Japan
Representative: Koji Miyahara, President
Contact: Yuji Isoda, General Manger, IR Group Tel: +81-3-3284-5986

Keizo Nagai, General Manager, Corporate Communication Group
Tel: +81-3-3284-5058

Date of the Meeting of the Board of Directors: May 12, 2006
Basis of Presentation: Japanese GAAP

1. Consolidated Financial Results for the Year Ended March 31, 2006

(April 1, 2005 to March 31, 2006)

(1) Operating Results

(Amounts rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Year ended March 31, 2006	1,929,302	20.1	140,481	-12.9	140,451	-9.3	92,058	29.1
Year ended March 31, 2005	1,606,098	14.9	161,375	75.5	154,803	107.3	71,326	104.9

	Net income per share	Net income per share – fully diluted	Return on equity	Income before extraordinary items/ Total asset	Income before extraordinary items/ Revenues
	yen	yen	%	%	%
Year ended March 31, 2006	75.04	-	18.4	8.4	7.3
Year ended March 31, 2005	58.12	-	18.2	10.9	9.6

Notes:
1. Equity in income or loss of unconsolidated subsidiaries and affiliates:
   Year ended March 31, 2006: ¥1,868 million
   Year ended March 31, 2005: ¥2,598 million
2. Average number of shares issued and outstanding during the period (on a consolidated basis):
   Year ended March 31, 2006: 1,220,671,067 shares
   Year ended March 31, 2005: 1,221,255,804 shares
3. Changes in accounting policy during the period: Refer to the "Changes in the Accounting Policy".
4. The percentage figures shown in revenues, operating income, income before extraordinary items and net income represent year-on-year changes.
5. Net income per share – fully diluted data are not shown in the above table, as there are no residual securities outstanding.

(2) Financial Position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	million yen	million yen	%	yen
Year ended March 31, 2006	1,877,440	575,366	30.6	471.05
Year ended March 31, 2005	1,476,226	427,770	29.0	350.10

Note: Total issued and outstanding shares at the end of the period (on a consolidated basis):
Year ended March 31, 2006: 1,220,463,107 shares
Year ended March 31, 2005: 1,220,868,622 shares

(3) Cash Flow Position

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	million yen	*million yen*	*million yen*	*million yen*
Year ended March 31, 2006	138,732	-170,511	40,339	78,487
Year ended March 31, 2005	175,507	-135,066	-41,374	65,027

(4) Scope of consolidation and application of the equity method

Number of consolidated subsidiaries: 553
Number of affiliated companies accounted for by the equity method: 34

(5) Changes in the scope of consolidation or application of the equity method

Number of consolidated subsidiaries: Newly included: 79; Newly excluded: 21
Number of affiliates accounted for by the equity method: Newly included: 7; Newly excluded: 3

2. Forecast of Consolidated Earnings for the Year Ending March 31, 2007

(April 1, 2006 to March 31, 2007)

	Revenues	Operating income	Income before extraordinary items	Net income
	million yen	million yen	million yen	million yen
Interim	1,000,000	61,000	63,000	41,000
Full year	2,020,000	135,000	135,000	89,000

Reference: Projected net income per share for the full year: ¥72.91
Prerequisites for forecasts: Foreign exchange rate (interim and full year) ¥110/US$
Bunk oil price (interim and full year) US$330/MT

* The above forecast incorporates certain assumptions the Company regarded as rational expectations at the time this report was announced. Actual results could differ materially from those projected figures. Refer to pages 8-12 of this document for assumptions and other matters related to the forecast.

1. The Group Overview

The NYK Group (the Group) consists of the reporting company (Nippon Yusen Kabushiki Kaisha (NYK Line), the Company), 553 consolidated subsidiaries and 34 affiliates accounted for by the equity method. The Group's companies are classified into seven business segments which are liner trade, other shipping, logistics, terminal and harbor transport services, cruises, real estate business, and other services. The segments' main businesses and Group companies engaging in respective businesses are as follows:

	Lines of Business	Relation with the Company
Liner Trade	The Company and its related companies provide international shipping services using liner ships for freights and charter fees as major revenue sources.	☆Tokyo Senpaku Kaisha, Ltd. ☆NYK-Hinode Line, Ltd. ☆NYK Line (Japan) Ltd. ☆NYK Line (North America) Inc. ☆NYK Line (Europe) Ltd. ☆Astarte Carriers, Ltd. and other
Other Shipping	The Company and its related companies provide international shipping services using bulkers, specialized carriers and tankers, etc. for freights, charter fees and vessel service commissions as major revenue sources.	☆NYK Global Bulk Corporation ☆Kinkai Yusen Logistics Co., Ltd. ☆Hachiuma Steamship Co., Ltd. ☆Asahi Shipping Co., Ltd. ☆Camellia Line Co., Ltd. ☆Pacific Maritime Corporation ☆Geneq Corporation ☆NYK Bulkship (Europe) Ltd. ☆NYK Reefers Ltd. ☆NYK Bulkship (Asia) Pte. Ltd. ☆NYK Bulkship (USA) Inc. ☆Saga Shipholding (Norway) AS *Shinwa Kaiun Kaisha, Ltd. *Kyoei Tanker Co., Ltd. *Taiheiyo Kaiun Co., Ltd. ☆Adagio Maritima S.A. and other
Logistics	The Company and its related companies globally operate warehousing and cargo transport/handling business, providing a comprehensive logistics service network integrating sea, earth and air freight services.	☆Yusen Air & Sea Service Co., Ltd ☆JIT Corporation ☆UNI-X Corporation ☆Yusen Koun Co., Ltd. ☆Asahi Unyu Kaisha, Ltd. ☆NYK Logistics (Americas) Inc. ☆NYK Logistics (UK) Ltd. ☆New Wave Logistics (USA) Inc. ☆Yusen Air & Sea Service (USA) Inc. ☆NYK Logistics (Thailand) Co., Ltd. ☆NYK Logistics (Hong Kong) Ltd. ☆NYK Logistics (Belgium) N.V. ☆NYK Logistics (Deutchland) Gmbh ☆NYK Logistics (Europe) Ltd. ☆NYK Logistics (China) Co., Ltd. ☆NYK Logistics (Australia) Pty. Ltd. ☆NYK Logistics (Italy) S.P.A.
Terminal & Harbor Transport	The Company and its related companies engage in container terminals business and harbor transport services in Japan and overseas	☆Geneq Corporation ☆UNI-X Corporation ☆Nippon Container Terminals Co., Ltd. ☆Nippon Container Yuso Co., Ltd. ☆Asahi Unyu Kaisha, Ltd. ☆Yusen Terminals Inc. ☆NYK Terminals (North America) Inc.
Cruise	The Company's related companies own	☆NYK Cruises Co., Ltd.

	luxury cruise ships and operate cruise business in the U.S. and Japan.	☆Crystal Cruises, Inc. ☆Crystal Ship (Bahamas) Ltd.
Real Estate	The Company and its related companies engage in rental, management and sales of real estate.	☆Yusen Real Estate Corp.
Other	The Company's related companies engage in a wide variety of businesses including cargo shipping agency business, tugboat business, ship related machinery and instrumentation wholesaling, transport related ancillary services, information processing, oil wholesaling, travel services, and air freight services.	☆NYK Trading Corporation ☆Nippon Cargo Airlines Co., Ltd. ☆NYK Systems Research Institute ☆Sanyo Trading Co., Ltd. ☆Yusen Travel Co., Ltd. ☆Nippon Kaiyosha, Ltd. ☆Kaiyo Kogyo Co., Ltd.

(Note) Companies with the "☆" symbol are consolidated subsidiaries. Companies with the " * " symbol are affiliates accounted for by the equity method.

Yusen Air & Sea Service Co., Ltd., a consolidated subsidiary, is listed on the first section of the Tokyo Stock Exchange.

Diagram of the Group's Business Structure



Customers
The Company (NYK Line)
Logistics
☆YUSEN Air & Sea Service Co., Ltd.
☆UNI-X Corporation
☆Asahi Unyu Kaisha, Ltd.
☆NYK Logistics (Americas) Inc.
☆NYK Logistics (UK) Ltd.
☆New Wave Logistics (USA) Inc.
☆Yusen Air & Sea Service (USA) Inc. and other
☆JIT Corporation
☆Yusen Koun Co., Ltd.
Terminal and Harbor Transport
☆Geneq Corporation
☆Nippon Container Terminals Co., Ltd.
☆Asahi Unyu Kaisha, Ltd.
☆Yusen Terminals Inc.
☆NYK Terminals (North America) Inc. and other
☆UNI-X Corporation
☆Nippon Container Yuso Co., Ltd.
Liner Trade and Other Shipping
Liner Trade
Ocean Cargo
☆Tokyo Senpaku Kaisha, Ltd.
☆NYK-Hinode Line, Ltd.
Ship Owning and Chartering
☆Astarte Carriers, Ltd. and other
Shipping Agency
☆NYK Line (Japan) Ltd.
☆NYK Line (North America) Inc.
☆NYK Line (Europe) Ltd. and other
and other
Other Shipping
Ocean･Coast Cargo Shipping
☆NYK Global Bulk Corporation
☆Kinkai Yusen Logistics Co., Ltd.
☆Hachiuma Steamship Co., Ltd.
☆NYK Bulkship (Europe) Ltd.
☆NYK Reefers Ltd.
☆NYK Bulkship (Asia) Pte. Ltd. and other
Ship Owning and Chartering
☆Adagio Maritime S.A. and other
and other
Other Business Segments
Tugboat Operations
☆Nippon Kaiyosha, Ltd. and other
Information Processing
☆NYK Systems Research Institute and other
Travel Agency
☆Yusen Travel Co., Ltd.
Wholesaling of Ship Machinery and Furniture
☆Sanyo Trading Co., Ltd.
Wholesaling of Oil Products
☆NYK Trading Corporation
Air Freight
☆Nippon Cargo Airlines Co., Ltd.
Cruise
☆NYK Cruises Co., Ltd.
☆Crystal Cruises, Inc. and other
Real Estate
☆Yusen Real Estate Corp. and other

← Flow of services

☆Consolidated subsidiaries *Affiliates accounted for by the equity method

2. Management Policy

1. Basic Management Policy

Since its founding in 1885 our company has continued to achieve sound growth as a leader of the world's shipping industry by successfully weathering various difficulties and challenges along the way. Keenly conscious of the importance of securing free movement of goods and enhanced interaction among people as the cornerstone of world economic and cultural development and, simultaneously, fully aware of our social mission to provide safe, quality services as a comprehensive global logistics enterprise and passenger ship operator, the NYK Group strives persistently to live up to our customers' trust and expectations by building on our originality and creativity. We also maintain a basic management policy of rewarding our stockholders by securing reasonable profits through lawful and fair corporate activities as well as of contributing to the development of the international community.

2. Basic Policy on Profit Distribution

Management of NYK believes that it is one of its most important responsibilities to secure appropriate stockholder returns. Therefore, the Company's basic policy is to consistently maintain stable payment of dividends. In determining the level of dividend payment, the Company takes into consideration its business results outlook, dividend payout ratio and the level of retained earnings that will be required to finance further expansion of the maritime and other logistics related businesses and the development of new businesses as well as to provide for negative market conditions in maritime business that may occur in future.

Based on this policy, and to demonstrate our appreciation to our shareholders, we have decided to pay a year-end dividend of ¥9.00 per share for the fiscal year ended March 31, 2006. This will result in a total annual dividend payment of ¥18.00 per share, including an interim dividend of ¥9.00 per share, which is the same as the previous year when total annual dividend payment amounted to ¥18.00 per share including a special dividend payment of ¥2.00 per share commemorating the Company's 120th anniversary of foundation. For the fiscal year ending March 31, 2007, we intend to maintain the same level of dividend payments, i.e., ¥9.00 each for both the interim and year-end dividends, for an annual total payment of ¥18.00 per share.

3. NYK's Position on Minimum Trading Unit

We recognize that reducing the number of shares that comprise a single trading unit is an effective means to encourage individual investor participation and to increase stock market liquidity. However, after taking into consideration NYK's share price performance, number of shareholders and share liquidity, we do not consider it appropriate at this point to reduce the minimum trading unit for NYK shares. We will continue to monitor the performance of the NYK share price, investor needs and other relevant factors to determine if a change in our position on the issue is warranted.

4. Medium- to Long-Term Group Management Strategy and Management Indicators

In April 2005, the NYK Group initiated its new three-year medium-term management plan, New Horizon 2007, under the theme of accelerating strong growth while further strengthening its business platform. We have made steady progress in implementing measures under the following three key strategies of the plan:

The first strategy is the expansion of our shipping business. To respond to the growth outlook of the global marine transport market, particularly the demand for transport of natural resources, we will aggressively expand our fleet with a particular focus on the Bulk/Energy Resources Transportation Division. Meanwhile, to secure stable earnings even in the event of large swings in the shipping market, we will maintain the number of stable, long-term contracts, continue to implement cost reduction initiatives and expand the Group's mainstay marine transport business. In the cruise business, we converted Crystal Harmony, the large cruise ship, into Asuka II, which was launched in the Japanese cruise business market. We will further improve the image of the Asuka Cruise brand and expand our customer base in Japan.

Second, we will transform ourselves into a logistics integrator. The needs of our customers, particularly among those in the automotive, electronics and retail industries, are shifting away from port-to-port or door-to-door delivery to more customized and sophisticated services. To meet such diversified and advanced distribution needs, we strive to become a logistics integrator by combining the enhancement of our tangible operating assets, including developing of one of the largest fleets in the world, with that of the intangible aspects of our operations such as the expansion of our international transportation network covering the sea, earth and air. As part of the specific measures to achieve this goal, we made Nippon Cargo Airlines Co., Ltd. (NCA) our consolidated subsidiary in August 2005, and decided to form a strategic alliance with Yamato Holdings in May this year through a business tie-up and capital participation. Our Group endeavors to become an integrated logistics group that is uniquely positioned for its ownership of networks spanning sea, earth and air.

Our third strategy focuses on the enhancement of its business platform. To implement the first and second strategies and live up to our shareholders' and other stakeholders' expectations, we will strengthen our business platform. Going forward, along with the efforts to further promote our corporate social responsibility (CSR) activities, we are fully committed to increasing corporate value of our Group and meeting shareholders' expectations.

We are planning to make a wholesale revision and upgrading of the New Horizon 2007 plan by reflecting changes that have taken place since April 2005, when the plan was started. Specifically we will review the assumptions underlying the plan as related to fuel oil prices, exchange rates and other factors, and devise additional measures to further expand the scale of our business. While we are currently working to announce details of the revised plan in November 2006, which marks the halfway point of the plan, at this point, based on the business results for the fiscal year under review and outlook for the year ending March 2007, we expect to record revenues in the amount of ¥2,030 billion, income before extraordinary items of ¥140 billion, and net income of ¥90 billion in the final year of the plan ending March 2008.

5. Issues to Be Addressed

Surging bunker oil prices and volatile shipping market represent the major near-term challenges for NYK. Despite the Group's continued cost reduction efforts across its business segments, it is anticipated that crude oil prices in particular will hover at high levels in the coming months. In light of this, the Group will work harder to cut fuel costs by further fine tuning our coutermeasures.

The new medium-term management plan, New Horizon 2007, sets out the following issues to be addressed. First, the Group seeks to optimize its capital structure in determining the method of finance for the reinforcement and expansion of its fleet. Second, in a bid to transform ourselves into a logistics integrator, we will work to entrench partnership with customers to a new depth by accommodating increasingly diversified and sophisticated customer needs. We will do this by efficiently combining our infrastructure and networks including our large scale fleet, our global logistics network and our directly operated terminals. Specifically, in April this year, we newly established the Logistics Integrator Group whose primary responsibility is to oversee and centrally control all of our businesses related to logistics. Third, to further strengthen our business platform, we will attach top priority to safe fleet operation in our core shipping business and environmentally oriented management, and will continue our efforts in these areas. Simultaneously, we will further strengthen capabilities in shipboard transport and logistics management technologies and employee education, where Monohakobi Technology Institute Co., Ltd. (MTI) will play the central role.

We will also promote the use of information technology in management of our operations, and will actively develop and leverage our human resources at all Group companies across the globe. To conform to Japan's new Corporate Law, which will come into effect in May, we established the Compliance and Risk Management Group and Internal Control Committee in April to strengthen internal control and compliance. In addition to rigorous implementation of audit processes by the Internal Auditing Office to ensure efficient and lawful business operations, we will further develop an environment enabling corporate auditors to work more closely and efficiently with the Internal Auditing Office and independent auditors, and thereby seek to establish an effective audit structure. Furthermore, to maintain and further improve trust from the markets, the NYK Group pays full attention to ensuring credibility of its financial information and will further promote activities of the Disclosure Committee.

6. Items Pertaining to the Parent Company

None.

7. Other significant Issues Related to Management of the Company

None.

3. Operating Results and Financial Position

1. Operating Results

Overview

In the fiscal year ended March 31, 2006, NYK Line posted consolidated revenues of ¥1,929.3 billion, operating income of ¥140.4 billion, income before extraordinary items of ¥140.4 billion and net income of ¥92.0 billion. Revenues and net income reached record highs and operating income and income before extraordinary items achieved second highest results.

(In billion yen)

	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2005	Change	Percentage change
Revenues	1,929.3	1,606.0	323.2	20.1%
Costs and expenses	1,594.5	1,283.7	310.8	24.2%
Selling, general and administrative expenses	194.2	160.9	33.2	20.7%
Operating income	140.4	161.3	(20.8)	-12.9%
Income before extraordinary items	140.4	154.8	(14.3)	-9.3%
Net income	92.0	71.3	20.7	29.1%

(The figures in the above table are rounded down to the nearest 100 million yen)

Consolidated revenues climbed 20.1% from the previous fiscal year. This reflected revenue growth in the liner trade and other shipping segments due primarily to expanded size of fleet, as well as sales increase in other segments including logistics, terminal and harbor transport, and cruises segments. Meanwhile, operating income decreased ¥20.8 billion as costs and expenses increased 24.2% reflecting the surge in bunker oil prices and freight rises in inland rail transport in North America. As a result, the ratio of operating income to revenues came to 7.3%, declining 2.7 percentage points from 10.0% a year earlier. While the non-operating balance improved mainly on the increases in interest income and investment income, income before extraordinary items declined ¥14.3 billion. Net income surged 29.1% reflecting substantial improvement in extraordinary items relative to the previous year when the Company recognized asset impairment losses.

The impact of the fluctuations in foreign exchange rates and bunker oil prices on income before extraordinary items is summarized in the following table:

	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2005	Change	Impact
Average exchange rate	¥113.09/US$1.00	¥107.46/US$1.00	Yen down ¥5.63	¥9.6 billion
Average bunker oil price	US$283.08/ metric ton	US$193.84/ metric ton	Price up US$89.24	-¥26.8 billion

Notes:

1. A ¥1 change against the dollar has an annualized impact of around ¥1.7 billion on income before extraordinary items.
2. A US$1 change per metric ton in the price of bunker oil has an effect of changing annual income before extraordinary items by approximately ¥300 million.


Exchange Rate Changes
135
130
125
120
115
110
105
100
95
90
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10
06/04

Period: April 2002 - April 2006


Changes in Bunker Fuel Prices
320
300
280
260
240
220
200
180
160
140
120
100
02/04
02/10
03/04
03/10
04/04
04/10
05/04
05/10
06/04

Period: April 2002 - Mar 2006

Segment Information

(In billion yen)

	Revenues				Operating income			Income before extraordinary items		
	FY 2006	FY 2005	Change	Percentage change	FY 2006	FY 2005	Change	FY 2006	FY 2005	Change
Liner trade	539.1	457.0	82.1	18.0%	16.0	46.0	(30.0)	17.5	45.0	(27.4)
Other shipping	677.7	571.7	105.9	18.5%	106.3	103.8	2.5	108.2	101.1	7.1
Logistics	426.4	357.1	69.2	19.4%	12.7	8.3	4.3	12.9	8.1	4.8
Terminal and Harbor Transport	111.4	109.0	2.4	2.3%	7.3	4.1	3.1	2.1	0.3	1.7
Cruise	40.7	33.4	7.3	21.9%	0.5	(3.6)	4.1	(0.2)	(4.7)	4.5
Real Estate	12.5	12.9	(0.4)	-3.3%	2.8	2.8	0	3.4	3.3	0.1
Other	234.2	146.6	87.5	59.7%	(5.3)	(0.2)	(5.1)	(3.6)	1.6	(5.3)

(The figures in the above table are rounded down to the nearest 100 million yen)

<Liner Trade>

The largely solid freight market continued from the previous fiscal year. Amid intensified competition, our active sales efforts in each shipping route bore fruit to a certain degree in terms of freight rate recovery, and we successfully achieved our sales target for the fiscal year. However, this was adversely offset by the effect of rising vessel operating cost reflecting surging bunker oil prices and increased inland transport cost in North America, and resulted in earnings that underperformed the previous fiscal year. Departure of some Grand Alliance partner during the fiscal year did not affect the high quality of our service which was maintained by tie-ups with other alliance networks and fleet rearrangement.

<Other Shipping>

The "other shipping" segment includes bulker and specialized carrier operations, as well as tanker operations. Bulker operations are mainly for the transport of bulk items such as iron ore and coal, while specialized carrier operations are mainly for the transport of automobiles. Tanker operations mainly handle crude oil, LNG, petroleum and chemical products.

Bulker and Specialized Carriers

Car carrier transport volume benefited from continued buoyancy in global freight markets and outperformed the previous year's actual results and financial targets for the fiscal year under review. We placed four large-sized newly built vessels in service during the year in an effort to expand and enhance our fleet. Given that it was still insufficient to cover the surging demand,. we strove to ensure stable provision of shipping transport service through chartering and reinforcement of shipping schedule. Overall market conditions for bulk carriers entered an adjustment phase, following the record surge in the previous fiscal year. However, we achieved financial targets for the year with both revenue and earnings exceeding the previous year, helped by buoyant freight markets mainly in China and Asia as well as our close relationship with domestic and overseas customers leading to new medium- to long-term contracts.

Tanker business

Operations of crude oil tankers, LPG carriers and LNG carriers under long-term contracts trended favorably. In crude oil tanker business, we sought to ensure stable revenue by concluding new long-term contracts with domestic and overseas customers, on the back of the VLCC (large-sized crude oil tanker) market which was still robust although somewhat weaker than the previous fiscal year. During the fiscal year, we completed building of two double-hull VLCCs. In LNG carriers business, we added four newly built carriers to our fleet during the year, bringing the total fleet to 36 that are owned or co-owned by us or owned by our affiliated companies. Besides this, we aggressively expanded LNG carrier operations in domestic and overseas markets by concluding long-term time charter contracts for the RasGas III Project, the Petronet Project and the Tangguh LNG Project and other activities. In petroleum products carrier business, we started operations in the Atlantic region and benefited from favorable market conditions that remained firm since September 2005. As a result of these, overall segment revenue and earnings remained flat compared to the previous year.


Tramper Freight Rates Changes
in B.D.I.(B.F.I.)
Baltic Freight Inde
1985.1.4.= 1000
6500
5500
4500
3500
2500
1500
500
2001
2002
2003
2004
2005
2006
Period: January 2001 - April 2006


Tanker Freight Rates
Maximum Rates for VLSSs from Middle East to Japan
World Scale
370
320
270
220
170
120
70
20
2001
2006
Period: January 2001 - April 2006

<Logistics>

The segment outperformed both the previous year's results and initial targets for this fiscal year. In particular, NYK Logistics saw a dramatic improvement in business performance, helped by solid North American demand for vertically integrated import transport and domestic transport services, and the start of operations of the European logistics service network, in which we had made prior investments. As a result, NYK Logistics has established itself as one of the two core sources of earnings for the logistics segment along with the air cargo operations. Our logistics business also expanded in Asia, China and Oceania regions on the back of strong customer demand. Domestically, NYK Logistics (Japan) Co., Ltd. started full-scale operations, contributing to the segment's revenues. In air cargo business, Yusen Air & Sea Service Co., Ltd. achieved target on the back of continued vigorous demand for air transport.

<Terminal and Harbor Transport Services>

Benefiting from overall robust container handling volume and helped by improved cargo handling fees, greater operational efficiency, and favorable performance at affiliated companies, the segment outperformed the previous year's results and this year's initial targets.

<Cruises>

The results of our US operations improved dramatically compared with the previous fiscal year as the US market was in a recovery trend. In Japan, we converted the luxury cruise ship Crystal Harmony into Asuka II and redeployed it in the Japanese market in March 2006, replacing the Asuka vessel. We strove to further improve the brand image of Asuka Cruse and expand our Japanese customer base.

<Real Estate Business and Other Services>

In the real estate business, we strove to reduce costs and maintain and improve occupancy rate centering on office rental service. In "other services", tugboat business achieved a level of sales that was comparable to the previous year, but saw its income decrease, affected by surging fuel costs. In trading business, the petrochemical and ship equipment division achieved both revenue and income increases, although the machinery and instrumentation division saw income decrease partly due to surging material prices. Manufacturing and processing business and shipping agency business posted strong results, achieving both revenue and income growth from the previous fiscal year, while the restaurant operations recorded results at the same levels as in the previous year in terms of both revenue and income. Nippon Cargo Airlines Co., Ltd. (NCA), newly consolidated during this fiscal year, recorded an operating loss, affected by surging bunker oil prices despite its efforts to expand scale of operations by adding two new aircrafts to its fleet.

Outlook

(In billion yen)

	Fiscal Year ending March 31, 2007 (Forecast)	Fiscal Year ended March 31, 2006 (Actual)	Change	Percentage Change
Revenues	2,020.0	1,929.3	90.6	4.7%
Operating income	135.0	140.4	(5.4)	-3.9%
Income before extraordinary items	135.0	140.4	(5.4)	-3.9%
Net income	89.0	92.0	(3.0)	-3.3%
Forecast conditions	Exchange rate ¥110.00/US$1.00		Bunker oil price US$330/metric ton	

(The figures in the above table are rounded down to the nearest 100 million yen)

For the fiscal year ending March 31, 2007, we expect revenues of ¥2,020.0 billion, operating income of ¥135.0 billion, income before extraordinary items of ¥135.0 billion, and net income of ¥89.0 billion. Solid freight market is expected in the liner trade markets, which nevertheless will be affected by continued high costs including bunker oil prices hovering at high levels. Also, market softening is anticipated in bulker and specialized carriers business and tanker business, despite support by medium- to long-term contracts. As a result, the overall shipping segment is expected to record lower profit compared with the fiscal year ended March 31, 2006. In the logistics segment, we expect further growth in business performance helped by continuous efforts to improve operations and to entrench our cross-divisional, customer oriented service approach. The terminal and harbor transport services are expected to achieve revenue and profit growth helped by increased handling volume on the back of a solid container cargo market and efforts toward greater operational efficiency. In the cruise segment, we expect an improvement in business performance as solid trends in seat load factor are expected to continue and further improve. With regard to Nippon Cargo Airlines Co., Ltd., we plan to add two more aircrafts in the fiscal year ending March 2007 as well as to rationalize and achieve greater efficiency in operations through efforts such as accelerated disposal of low-economy aircrafts. At the same time, we plan to relocate most of the company's functions to Narita in order to stay closer to the market and clients needs. Through these measures, we seek to turn the company's operation into profit during the fiscal year ending March 2007.

2. Financial Position

Assets, Liabilities and Shareholders' Equity

Total assets were ¥1,877.4 billion, an increase of ¥401.2 billion from the end of the previous fiscal year. This is primarily due to an increase in current assets by ¥61.0 billion reflecting an increase in trade receivables and prepaid expenses on increased volume of business transactions, and an increase in inventories due to rising bunker oil prices. In addition, fixed assets increased ¥340.2 billion with a combined amount of vessels and construction in progress increasing ¥119.1 billion primarily due to fleet enhancement related investments, a ¥26.9 billion increase in aircrafts as a result of the consolidation of Nippon Cargo Airlines Co., Ltd., and a ¥130.0 billion increase in investment securities reflecting rising stock markets. Total liabilities grew ¥246.5 billion to ¥1,266.0 billion. This is primarily due to an increase in interest-bearing debts by ¥135.9 billion in the form of short-term and long-term borrowings and issuance of commercial papers, offsetting a decrease in bond as a result of redemption. Also, deferred tax liabilities increased ¥51.1 billion mainly reflecting an appreciation in the market value of investment securities. Total shareholders' equity increased ¥147.5 billion to ¥575.3 billion, owing primarily to an increase in retained earnings of ¥62.7 billion and a ¥72.4 billion increase in net unrealized holding gains on other securities reflecting higher market value of investment securities. As a result, the debt-equity ratio was 1.3, a 0.2-point improvement from a year earlier.

Cash Flows

(In billion yen)

	Fiscal year ended March 31, 2006	Fiscal year ended March 31, 2005	Change
Net cash provided by operating activities	138.7	175.5	(36.7)
Net cash provided by (used in) investing activities	(170.5)	(135.0)	(35.4)
Net cash provided by (used in) financing activities	40.3	(41.3)	81.7
Effect of exchange rate changes on cash and cash equivalents	2.5	0.7	1.7
Net increase (decrease) in cash and cash equivalents	11.0	(0.1)	11.2
Cash and cash equivalents at the beginning of the year	65.0	63.6	1.3
Increase in cash and cash equivalents due to change in consolidation scope	2.4	1.5	0.8
Net increase (decrease) in cash and cash equivalents at the beginning of the year due to changes to financial reporting period at consolidated subsidiaries	(0.1)	-	(0.1)
Cash and cash equivalents at the end of the year	78.4	65.0	13.4

(The figures in the above table are rounded down to the nearest 100 million yen)

At the end of the fiscal year, net cash provided by operating activities was ¥138.7 billion, down ¥36.7 billion from the previous year, due primarily to a rise in income taxes. Net cash used in investing activities was ¥170.5 billion, up ¥35.4 billion due primarily to the loss on sale of tangible and intangible fixed assets and purchase of investment securities. Net cash provided by financing activities increased ¥81.7 billion to ¥40.3 billion, due primarily to short-term borrowings and issuance of commercial papers.

As a result of these factors, cash and cash equivalents for the fiscal year increased ¥11.0 billion. After adjusting for the change in the scope of consolidation, cash and cash equivalents at the end of the fiscal year increased ¥13.4 billion from the beginning of the fiscal year to ¥78.4 billion.

Cash flow trends are indicated below:

	March 31, 2002	March 31, 2003	March 31, 2004	March 31, 2005	March 31, 2006
1 Capital adequacy ratio (%)	23.9	22.4	26.0	29.0	30.6
2 Capital adequacy ratio at market price (%)	38.3	38.9	44.1	53.4	46.7
3 Debt redemption (years)	8.5	7.8	5.9	3.6	5.5
4 Interest coverage ratio	2.8	4.1	6.0	10.4	8.5

1. Capital adequacy ratio: shareholder's equity/total assets
2. Capital adequacy ratio at market price: total market capitalization/total assets
3. Debt redemption: interest-bearing debt/cash flow from operating activities
4. Interest coverage ratio: cash flow from operating activities/interest payment

Notes:

1. All indices are calculated using consolidated figures.

2. Cash flow indices are computed using cash flows from operating activities as reported in the consolidated cash flow statements. Interest-bearing debt consists of all interest-bearing liabilities included in liabilities on the balance sheet. Interest payments are based on the interest payments in the consolidated statements of cash flows.

3. Operational and Other Risks

This document contains forward looking statements which may materially differ from any future results subject to certain risks and uncertainties, including but not limited to the economic conditions prevailing in the market, volatility in the shipping market, large swings in the exchange rates, interest rates and bunker oil prices, marine accidents involving the fleet operated by us, and social unrests such as war, terrorism and outbreak of epidemic.

4. Consolidated Financial Statements

(1) Balance Sheets

(In million yen)

	As of March 31, 2006 (A)		As of March 31, 2005 (B)		(A)-(B)
	Amount	%	Amount	%	Amount
Assets					
Current assets					
Cash and time deposits	80,604		66,739		13,864
Notes and accounts receivable-trade	203,501		189,656		13,845
Marketable securities	1,722		1,639		83
Inventories	34,879		22,711		12,167
Deferred/prepaid expenses	56,460		42,897		13,563
Deferred tax assets	6,660		3,950		2,710
Other	81,385		73,561		7,824
Allowance for doubtful accounts	- 4,678		- 1,655		- 3,022
Total current assets	460,536	24.5	399,500	27.1	61,035
Fixed assets					
[Tangible fixed assets]					
Vessels	456,982		453,364		3,617
Buildings and structures	74,935		69,265		5,669
Aircraft	26,929		-		26,929
Machinery, equipment and vehicles	25,710		20,438		5,272
Equipment and fixtures	7,454		8,353		- 898
Land	61,026		59,345		1,680
Construction in progress	197,639		82,073		115,565
Other	5,386		8,315		- 2,928
Total tangible fixed assets	856,065	45.6	701,157	47.5	154,908
[Intangible fixed assets]					
Leasehold	2,363		1,994		369
Software	26,570		18,073		8,496
Consolidation goodwill	17,847		8,261		9,585
Other	6,138		5,344		793
Total intangible fixed assets	52,919	2.8	33,674	2.3	19,244
[Investments and other assets]					
Investment securities	410,675		280,660		130,015
Long-term loans	6,210		8,183		- 1,973
Deferred tax assets	7,840		475		7,365
Other	84,922		54,988		29,933
Allowance for doubtful accounts	- 1,790		- 2,534		744
Total investments and other assets	507,858	27.1	341,773	23.1	166,085
Total fixed assets	1,416,843	75.5	1,076,604	72.9	340,238
Deferred assets	60	0.0	121	0.0	- 60
Total assets	1,877,440	100.0	1,476,226	100.0	401,213

(In million yen)

	As of March 31, 2006 (A)		As of March 31, 2005 (B)		(A)-(B)
	Amount	%	Amount	%	Amount
Liabilities					
Current liabilities					
Notes and accounts payable-trade	177,073		152,418		24,655
Current portion of long term corporate bond	4,800		25,008		- 20,208
Short-term loans	222,294		140,850		81,444
Commercial paper	32,700		-		32,700
Income tax payable	30,747		37,184		- 6,436
Deferred tax liabilities	382		1,795		- 1,412
Advanced received	61,816		49,170		12,645
Employees' bonuses accrued	10,094		8,047		2,046
Allowance for exhibition at 2005 World Exposition, Aichi, Japan	-		31		- 31
Other	72,245		63,358		8,886
Total current liabilities	612,154	32.6	477,865	32.4	134,289
Long-term liabilities					
Bonds	102,000		106,800		- 4,800
Long-term debt	404,230		357,396		46,834
Deferred tax liabilities	73,453		22,326		51,126
Reserve for employees' retirement benefits	19,445		19,173		271
Reserve for directors' retirement benefits	2,086		2,916		- 830
Reserve for periodic dry docking of vessels	2,116		3,152		- 1,035
Other	50,610		29,907		20,703
Total long-term liabilities	653,942	34.9	541,673	36.7	112,268
Total liabilities	1,266,096	67.5	1,019,538	69.1	246,557
Minority interests	35,977	1.9	28,917	1.9	7,060
Shareholders' equity					
Common stock	88,531	4.7	88,531	6.0	-
Additional paid-in capital	94,427	5.0	94,421	6.4	6
Retained earnings	266,567	14.2	203,774	13.8	62,793
Net unrealized holding gain on other securities	127,756	6.8	55,335	3.7	72,420
Foreign currency translation adjustments	1,854	0.1	- 10,819	- 0.7	12,673
Treasury stock	- 3,770	- 0.2	- 3,472	- 0.2	- 298
Total shareholders' equity	575,366	30.6	427,770	29.0	147,595
Total liabilities, minority interests and shareholders' equity	1,877,440	100.0	1,476,226	100.0	401,213

(2) Statements of Operations

(In million yen)

	Year ended March 31, 2006 (A)		Year ended March 31, 2005 (B)		(A)-(B)	YoY
	Amount		Amount		Amount	
Revenues	1,929,302	100.0	1,606,098	100.0	323,203	20.1
Cost and expenses	1,594,598	82.7	1,283,769	80.0	310,828	24.2
Gross profit	334,703	17.3	322,328	20.0	12,375	3.8
Selling, general and administrative expenses	194,222	10.0	160,953	10.0	33,269	20.7
Operating income	140,481	7.3	161,375	10.0	- 20,893	- 12.9
Non-operating income						
Interest and dividend income	8,990		5,167		3,823	
Equity in income of non-consolidated subsidiaries and affiliates	1,868		2,598		- 729	
Other non-operating income	7,529		4,776		2,752	
Total non-operating income	18,388	1.0	12,542	0.8	5,846	46.6
Non-operating expenses						
Interest expenses	15,647		16,631		- 984	
Other non-operating expenses	2,770		2,482		287	
Total non-operating expenses	18,418	1.0	19,114	1.2	- 696	- 3.6
Income before extraordinary items	140,451	7.3	154,803	9.6	- 14,351	- 9.3
Extraordinary gains						
Gain on sale of fixed assets	6,155		5,231		923	
Gain on sale of investment securities	6,613		2,916		3,697	
Other extraordinary gains	1,717		1,706		11	
Total extraordinary gains	14,487	0.8	9,854	0.6	4,632	47.0
Extraordinary losses						
Loss on disposal of fixed assets	2,247		7,234		- 4,987	
Impairment loss on fixed assets	37		20,606		- 20,568	
Other extraordinary losses	7,093		9,603		- 2,509	
Total extraordinary losses	9,378	0.5	37,444	2.3	- 28,065	- 75.0
Income before income taxes and minority interests	145,560	7.6	127,213	7.9	18,346	14.4
Income taxes – current	53,838	2.8	51,365	3.2	2,472	4.8
Income tax – deferred	- 3,261	- 0.2	579	0.0	- 3,841	-
Minority interests	2,924	0.2	3,940	0.3	- 1,016	- 25.8
Net income	92,058	4.8	71,326	4.4	20,732	29.1

(3) Statements of Additional Paid-in Capital and Retained Earnings

(In million yen)

	Year ended March 31, 2006 (A)	Year ended March 31, 2005 (B)	(A)-(B)
	Amount	Amount	Amount
Additional Paid-in Capital			
Balance, beginning of period	94,421	94,421	-
Increase in additional paid-in capital			
Gain on disposal of treasury stock	6	-	6
Total	6	-	6
Balance, end of the period	94,427	94,421	6
Retained earnings			
Balance, beginning of period	203,774	146,755	57,018
Increase in retained earnings			
Net income for period	92,058	71,326	20,732
Increase in retained earnings due to an increase in the number of consolidated subsidiaries	207	626	- 418
Increase in retained earnings due to the merger of consolidated subsidiaries	67	4	63
Increase in retained earnings due to an increase in the number of affiliates accounted for by the equity method	365	268	97
Gain on valuation of investment assets due to the adoption of local accounting standards by overseas consolidated subsidiaries	432	-	432
Unrealized gain/loss on derivative contracts due to the adoption of local accounting standards by overseas consolidated subsidiaries	197	-	197
Unrecognized actuarial net differences of pension for the period due to the adoption of local accounting standards by overseas consolidated subsidiaries	109	-	109
Gain on revaluation on fixed assets due to the adoption of local accounting standards by overseas consolidated subsidiaries	-	460	- 460
Adjustment for minimum pension liabilities of overseas subsidiaries in accordance with GAAP in the US	-	14	- 14
Adjustment of retained earnings at beginning of period due to the adoption of local accounting standards by overseas consolidated subsidiaries.	97	-	97
Total	93,537	72,700	20,837
Decrease			
Cash dividends	23,806	15,268	8,537
Directors' bonuses	366	294	71
Decrease in retained earnings due to an increase in the number of consolidated subsidiaries	924	35	888
Adjustment for minimum pension liabilities of overseas subsidiaries in accordance with GAAP in the US	79	-	79
Unrealized gain/loss on derivatives due to the adoption of local accounting standards by overseas consolidated subsidiaries	-	83	- 83
Adjustment of retained earnings at beginning of period due to adoption of local pension fund accounting standards by overseas consolidated	1,865	-	1,865

subsidiaries			
Adjustment of retained earnings at beginning of period due to the adoption of local accounting standards by overseas affiliates accounted for by the equity method	236	-	236
Decrease in retained earnings due to the changes in accounting period for subsidiaries and affiliates	3,465	-	3,465
Total	30,743	15,682	15,061
Balance, end of period	266,567	203,774	62,793

(4) Consolidated Statements of Cash Flows

(In million yen)

	Year ended March 31, 2006 (A)	Year ended March 31, 2005 (B)	(A)-(B)
	Amount	Amount	Amount
I Cash flows from operating activities:			
Income before income taxes and minority interests	145,560	127,213	18,346
Depreciation and amortization	73,814	66,814	6,999
Impairment loss on fixed assets	37	20,606	- 20,568
Loss/gain on sale and disposal of tangible and intangible fixed assets, net	- 3,908	2,003	- 5,911
Loss/gain on sale of marketable and investment securities, net	- 6,418	- 2,909	- 3,509
Loss on devaluation of marketable and investment securities	130	1,655	- 1,525
Equity in earnings of unconsolidated subsidiaries and affiliates	- 1,868	- 2,598	729
Interest and dividend income	- 8,990	- 5,167	- 3,823
Interest expenses	15,647	16,631	- 984
Loss/gain on foreign currency exchange	- 1,295	444	- 1,739
Decrease/increase in notes and accounts receivable	8,899	- 16,183	25,083
Decrease/increase in inventories	- 7,404	- 2,878	- 4,526
Increase/decrease in notes and accounts payable	8,280	10,930	- 2,649
Other, net	- 17,911	10,005	- 27,916
Subtotal	204,572	226,568	- 21,996
Interest and dividend received	11,970	7,145	4,825
Interest paid	- 16,300	- 16,887	587
Payments for income taxes	- 61,510	- 41,319	- 20,190
Net cash provided by operating activities	138,732	175,507	- 36,775
II Cash flows from investing activities:			
Purchase of marketable securities	- 1,234	- 1,321	87
Proceeds from sale of marketable securities	1,158	2,579	- 1,421
Expenditures for tangible and intangible fixes assets	- 193,568	- 193,569	1
Proceeds from sale of tangible and intangible fixes assets	32,351	59,987	- 27,635
Purchase of investment securities	- 33,942	- 6,194	- 27,747
Proceeds from sale of investment securities	11,357	10,436	921
Lending of loans receivable	- 12,115	- 21,217	9,101
Collection of loans receivable	22,527	11,381	11,145
Other, net	2,953	2,851	102
Net cash used in investing activities	- 170,511	- 135,066	- 35,444
III Cash flows from financing activities			
Net increase/decrees in short-term bank loans	54,955	- 7,972	62,928
Net increase/decrease in commercial papers	32,700	-	32,700
Proceeds from long-term loans	104,807	123,083	- 18,276
Repayments of long-term loans	- 102,627	- 151,399	48,772
Proceeds from bonds	-	29,819	- 29,819
Repayments of bonds	- 25,019	- 20,200	- 4,819
Proceeds from stock issue for minority shareholders	54	2,037	- 1,982
Purchase of treasury stock	- 305	- 375	70
Cash dividends paid by the Company	- 23,806	- 15,268	- 8,537
Cash dividends paid by subsidiaries to minority shareholders	- 420	- 1,080	660
Other, net	-	- 16	16
Net cash provided by/used in financing activities	40,339	- 41,374	81,714
IV Effect of exchange rate changes on cash and cash equivalents	2,536	743	1,793
V Decrease in cash and cash equivalents	11,097	- 190	11,287
VI Cash and cash equivalents, at beginning of period	65,027	63,632	1,395
VII Increase in cash and cash equivalents due to change in consolidation scope	2,465	1,585	879
VIII Increase in cash and cash equivalents due to merger of consolidated subsidiaries	3	-	3
IX Increase in cash and cash equivalents due to change in accounting periods for consolidated subsidiaries	- 105	-	- 105
X Cash and cash equivalents, at end of period	78,487	65,027	13,460

(5) Significant Information Regarding the Preparation of Consolidated Financial Statements

1. Scope of consolidation

Number of consolidated subsidiaries: 553

(Name of major consolidated subsidiaries:
NYK Global Bulk Corporation, Tokyo Senpaku Kaisha Ltd., Nippon Cargo Airlines Co., Ltd., Hachiuma Steamship Co., Ltd., NYK-Hinode Line, Ltd., NYK Cruises Co., Ltd., Yusen Air & Sea Service Co., NYK Trading Corporation, UNI-X Corporation, and 544 other subsidiaries

2. Application of the equity method

Number of affiliated companies accounted for by the equity method: 34
(Shinwa Kaiun Kaisha, Ltd. and 33 other companies)

3. Changes in scope of consolidation and application of the equity method

(1) Consolidated subsidiaries

Number of newly consolidated companies: 79

The names of the companies are as follows:

NYK Line (Japan) Ltd.
Nippon Cargo Airlines Co., Ltd.
Angerona Shipping Pte. Ltd.
Asuka II Maritima S.A.
Caelus Shipping Pte. Ltd.
Carna Shipping Pte. Ltd.
Cedar Shipholding S.A.
Cerescorp Forex Company
Ewing Maritima S.A.
Fors Shipping Pte. Ltd.
Global Azure S.A.
Global Victory S.A.
Global Xanadu S.A.
Global Zephyr SLA.
Grandis Shipholding S.A.
Larenta Shipping Pte. Ltd.
LNG Vanguard 1 Ltd.
Lugalis Shipping Pte. Ltd.
Mellona Shipping Pte. Ltd.
Mondia Arras S.A.S.
Mondia Charleroi S.A.
Mondia Logistics S.A.
NSULC2
NYK Euro Finance Plc
NYK Logistics (China) Co., Ltd.
Okra Shipping No. 1 Ltd.
Pina Shipholding S.A.
Poena Shipping Pte. Ltd.
Portunus Shipping Pte. Ltd.
Rosa Shipholding S.A.
Rusina Shipping Pte. Ltd.
Saga Shipholding (Norway) AS
Sentia Shipping Pte. Ltd.
Stockton Maritima S.A.
Taurus Marine Ltd. S.A.
Trek Maritima S.A.
Vega Marine Lte. S.A.
Virgo Marine Lte. S.A.
Vita Shipholding S.A.
Yusen Air & Sea Service (Italia) S.R.L.
Global Logistics Investments Co., Ltd.
Albirex Maritima S.A.
Antevorte Shipping Pte. Ltd.
Bacchus Shipping Pte. Ltd.
Cannondale Maritima S.A.
Cayman LNG Transport (No.1) Ltd.
Ceres Terminals Incorporated
Douglas Shipholding S.A.
Fidius Shipping Pte. Ltd.
Francis Maritima S.A.
Global Breezes S.A.
Global Wealth S.A.
Global Yard S.A.
Globulus Shipholding S.A.
Kemp Maritima S.A.
Liberalitas Shipping Pte. Ltd.
Lucina Shipping Pte. Ltd.
Maiesta Shipping Pte. Ltd.
Merina Maritima S.A.
Mondia Artois S.A.S.
Mondia Grenoble S.A.S.
Nationwide Distribution Service (Thailand) Co., Ltd.
NSULC3
NYK JP Finance, Ltd.
NYK US Finance, Ltd.
Okra Shipping No.2 Ltd.
Platana Shipholding S.A.
Porrima Shipping Pte. Ltd.
R.O. White & Company
Rubia Shipholding S.A.
Ruta Shipholding S.A.
Salica Shipholding S.A.
Spruce Shipholding S.A.
Stoudamire Maritima S.A.
Tellumo Shipping Pte. Ltd.
Trinita Shipping S.A.
Viola Maritima S.A.
Virtus Shipping Pte. Ltd.
Yusen Air & Sea Sservice (France) S.A.R.L.

Number of companies excluded from consolidation due to liquidation: 14

The names of the companies are as follows:

Yusen Fresh Chain Co., Ltd.
Bishamonten Maritima S.A.
Ceres Terminals Inc.
Daikokuten Maritima S.A.
Layla Maritima S.A.
Meijin Shipholding S.A.
Siam Shipholding S.A.
Albireo Maritima S.A.
Castle Navigation S.A.
Chihaya Shipholding S.A.
Diamond maritime S.A.
Logistics Systems Inc.
Milton Keynes Distribution Centre (UK)(No.2) Ltd.
West Island Maritima S.A.

Number of companies excluded due to merger: 6
The names of the companies are:
NSULC2
NYK Logistics (UWDC) Inc.
Steele Logistics Inc.
NSULC3
NYK Treminals (Americas) Inc.
Vexure, Inc.

Number of companies excluded due to sale: 1
The name of the company is Dectar Pty Ltd.

(2) Affiliated companies accounted for by the equity method:
Number of companies newly included as companies accounted for by equity method: 7
The names of the companies are as follows:
Logistics Alliance (Thailand) Co., Ltd.
OJV Cayman 1 Ltd.
Patrick Autocare Pty Ltd.
Transmeridian S.A.C.
NYK Lauritzen Cool AB
OJV Cayman 5 Ltd.
Straits Auto Logistics Sdn. Bhd.

Number of companies reclassified as consolidate subsidiary: 1
The name of the company is Nippon Cargo Airlines Co., Ltd.

Number of companies excluded due to liquidation: 2
The names of the companies are as follows:
Arun LNG Transport, Inc.
Tanda Sangyo Kisen Kaisha, Ltd.

4. Accounting period of consolidated subsidiaries

For the consolidated subsidiaries whose closing dates of account were different from that of the consolidated statements, financial statements as of the closing date of account of respective companies were used for the purpose of consolidation. Necessary consolidation adjustments have been made to account for significant events, if any, that took place between the two dates. There were 32 consolidated subsidiaries whose closing dates of account fell on December 31 and one consolidated subsidiary whose closing date of account was February 28. For two of the 32 consolidated subsidiaries whose closing dates of account fell on December 31, pro forma financial statements as of the closing date of the consolidated statements were used for the purpose of consolidation.

Effective this accounting period, out of the Group's overseas consolidated subsidiaries, 102 of them changed their closing dates of account from December 31 to March 31. The impacts of these changes on retained earnings are reflected in the Statements of Additional Paid-in Capital and Retained Earnings.

5. Significant accounting policies

(1) Valuation of principal assets

Securities held-to-maturity ········ Valued at their amortized cost, determined principally by the straight-line method of amortization

Other securities

With market quotes ················· Principally stated at the average of market value for the last month of the fiscal year (All appraisal differentials are capitalized and costs of sales are generally computed by the moving average method.)

Without market quotes ············ Principally stated at cost, determined by the moving average method

Derivatives ······························· Valued at market quotation

Inventories ······························· Generally stated at the lower of cost or market quotation, determined by principally the moving average method

(2) Depreciation and amortization

Tangible assets

Vessels and buildings ·········· Generally by the straight-line method based on the Japanese Corporation Tax Law

Other tangible assets ··········· Generally by the straight-line method based on the Japanese Corporation Tax Law

Intangible fixed assets

Computer software ·············· By the straight-line method based principally on the length of period it can be used internally (five years)

Other intangible assets ········ By the straight-line method based on the Japanese Corporation Tax Law

(3) Recognition of allowances/reserves

Allowance for doubtful accounts·································Allowance for doubtful accounts is provided to cover possible losses from bad debts. Allowance with respect to non-classified loans/receivables is calculated based on historical default rates. For classified loans/receivables the Company states an amount deemed to be unrecoverable based on the prospect of recovery of individual loans/receivables.

Reserve for employees' bonuses·································Employees' bonuses accrued is reserved for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.

Reserve for employees' retirement benefits·················The Company provides reserve for employees' retirement benefits based on estimated retirement benefit obligations and outstanding amount of pension assets at the end of the fiscal year. Unrecognized actuarial net differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).

Reserve for directors' retirement benefits·················The Company provides reserve for directors' retirement benefits based on the amount of retirement benefit payable at the end of the fiscal year in accordance with internal regulations of the Company and its 47 consolidated subsidiaries.

Reserve for periodic dry-docking of vessels··········Reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-coking in the future.

(4) Accounting for leases

Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases in accordance with accounting principles and practices generally accepted in Japan.

(5) Method of Accounting for Material Hedge Transactions

For the derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company adopts a Deferred Hedge Method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For the currency swap contracts and forward foreign exchange contracts that meet the required conditions of the accounting standard, the Company translates hedged foreign currency assets and liabilities at the rate stipulated in respective contracts. For the interest rate swap contracts and interest rate cap contracts that meet specified conditions of the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. Interest rate swaps are used to hedge the borrowings and bonds against possible changes in interest rates, while currency swap, forward exchange contracts and foreign currency denominated assets/liabilities are used to hedge monetary assets and liabilities and other foreign currency denominated transactions against possible changes in exchange rates. Swap transactions are used to hedge fuel oil against possible fluctuations in price. Semi-annually, the Company evaluates effectiveness of hedging transactions by comparing accumulated changes in market price and cash flows of hedging transactions with those of the hedged transactions, provided that interest rate swap and interest rate cap transactions that are subject to special accounting treatment as noted above are excluded from the evaluation.

6. Evaluation of Assets and Liabilities of Consolidated Subsidiaries

The entire assets and liabilities of consolidated subsidiaries are evaluated at market.

7. Amortization of Consolidation Goodwill

Consolidation goodwill is amortized over a period of 5 to 20 years on a straight-line basis.

8. Appropriation of Retained Earnings

The consolidated Statement of Retained Earnings is prepared based on appropriations determined during the consolidated accounting period concerned.

9. Scope of cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are composed of cash on hand, bank deposits withdrawable on demand, and short-term investments with original maturities of three months or less, which are exposed to minor value fluctuation risks.

Changes in the Accounting Policy

1. Classification of business segment

Classification of business segment was changed from this accounting period.
Details are shown in the corresponding section of this report.

<Notes>

[Balance Sheets]

1. Accumulated depreciation of tangible fixed assets	¥762,485 million
2. Notes receivable discounted and endorsed	¥20 million
3. Guarantees of loans	¥94,276 million
Share of joint obligations assumed by third party	¥41,620 million
4. Total number of shares issued and outstanding	Common stock 1,230,188,073 shares
Number of treasury stocks held by the Company	Common stock 9,685,900 shares
Number of treasury stocks held by consolidated subsidiaries	Common stock 39,066 shares

[Statements of Cash Flows]

Reconciliation of the cash and cash equivalent amounts stated in the Consolidated Balance Sheets to the amounts stated in the Consolidated Statements of Cash Flows.

(In million yen)

	Year ended March 31, 2006	Year ended March 31, 2005
Cash and time deposits	80,604	66,739
Time deposits with maturity of over three months	- 2,116	- 1,712
Cash and cash equivalents	78,487	65,027

5. Segment Information

(1) Segment information by business

Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	534,636	672,779	424,645	83,109	40,750	9,451	163,929	1,929,302	-	1,929,302
(2) Inter-segment revenues	4,542	4,957	1,785	28,365	-	3,071	70,339	113,062	- 113,062	-
Total	539,178	677,736	426,431	111,475	40,750	12,523	234,269	2,042,364	- 113,062	1,929,302
Operating costs and expenses	523,153	571,399	413,680	104,174	40,229	9,673	239,628	1,901,939	- 113,118	1,788,821
Operating income/loss	16,025	106,337	12,750	7,300	520	2,849	- 5,359	140,425	55	140,481
Income/loss before extraordinary items	17,535	108,229	12,992	2,188	- 207	3,410	- 3,699	140,449	2	140,451
II.										
Assets	247,860	803,511	203,094	84,454	34,684	49,251	374,469	1,797,325	80,115	1,877,440
Depreciation and amortization	6,066	48,739	6,336	2,966	2,854	1,085	5,778	73,826	- 12	73,814
Capital expenditures	60,791	95,306	7,821	2,688	6,022	724	20,213	193,568	-	193,568

Year Ended March 31, 2005 (April 1, 2004 – March 31, 2005)

(In million yen)

	Liner Trade	Other Shipping	Logistics	Terminal and Harbor Transport	Cruise	Real Estate	Other	Total	Elimination or Corporate	Consolidated Total
(1) Revenues from customer	453,646	567,112	356,307	82,043	33,402	10,040	103,546	1,606,098	-	1,606,098
(2) Inter-segment revenues	3,397	4,677	890	26,966	29	2,915	43,124	82,001	- 82,001	-
Total	457,044	571,790	357,197	109,009	33,432	12,955	146,670	1,688,100	- 82,001	1,606,098
Operating costs and expenses	410,983	467,975	348,830	104,863	37,059	10,113	146,910	1,526,735	- 82,012	1,444,723
Operating income/loss	46,060	103,815	8,366	4,146	- 3,627	2,842	- 239	161,364	10	161,375
Income/loss before extraordinary items	45,008	101,104	8,135	398	- 4,783	3,305	1,625	154,793	10	154,803
II										
Assets	182,691	694,131	176,217	84,424	36,517	51,488	224,473	1,449,944	26,282	1,476,226
Depreciation and amortization	6,271	46,100	4,938	3,103	2,859	1,092	2,449	66,814	-	66,814
Impairment losses of fixed assets	-	37	5,140	426	7,946	6,612	442	20,606	-	20,606
Capital expenditures	36,117	132,343	14,765	3,947	1,255	987	4,151	193,569	-	193,569

Notes:

1. Change of classification of business segment:

Business segments are categorized primarily based on the type and nature of service and organizational setup. From this accounting period, "Shipping" is being split into two independent segments, namely "Liner Trade" and "Other Shipping" in order to better represent the nature of businesses engaged by the Group. Likewise, "Shipping –related services", which has been hitherto an independent segment is being merged to "Other". Segment information pertaining to the previous fiscal year has been reclassified according to the new segment definitions.

2. Classification of business segment
   Business segments are categorized primarily based on the type and nature of service and organizational setup as well as by referencing Japan Standard Industrial Classification
3. Major operation and services in each segment:

Segment	Major operation and services
Liner Trade	Ocean cargo shipping, ship owning and chartering, shipping agency (dedicated to the servicing of Group company needs)
Other Shipping	Ocean・coastal cargo shipping, ship owning and chartering, overseas shipping agency (dedicated to the servicing of Group company needs)
Logistics	Warehouse operation, cargo transport/handling business
Terminal and Harbor Transport	Container terminals business, harbor transport services
Cruise	Ownership and operation of passenger boats
Real Estate	Rental, management and sale of real estate properties
Other	Domestic shipping agency (dedicated to the servicing of non-Group company needs), tugboat operation, wholesaling of ship machinery and furniture, other services related to transport, information-processing business, wholesaling of oil products, travel agency, and air freight services.

4. Common operating expenses are allocated to individual segments.
5. Of the total assets as of the end of March 2006, ¥360,562 million are accounted for by the assets included in elimination or corporate (¥228,996 million for the previous year) which are mainly surplus funds invested in the form of cash or deposit, and long term investments such as investment securities.

(2) Segment information by region

Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
I.								
(1) Revenues from customer	1,480,214	198,603	152,308	90,409	7,767	1,929,302	-	1,929,302
(2) Inter-segment revenues	15,105	33,896	10,537	12,428	1,957	73,926	- 73,926	-
Total	1,495,319	232,500	162,845	102,838	9,724	2,003,228	- 73,926	1,929,302
Operating costs and expenses	1,379,144	223,763	156,309	94,215	9,549	1,862,983	- 74,162	1,788,821
Operating income/loss	116,175	8,736	6,536	8,622	174	140,245	235	140,481
Income/loss before extraordinary items	115,593	7,432	5,018	12,558	512	141,114	- 663	140,451
II. Assets	1,331,325	90,794	128,071	87,123	6,920	1,644,235	233,204	1,877,440

Year Ended March 31, 2005 (April 1, 2004 – March 31, 2005)

(In million yen)

	Japan	North America	Europe	Asia	Other areas	Total	Elimination or Corporate	Consolidated Total
I.								
(1) Revenues from customer	1,250,656	166,078	114,896	67,087	7,380	1,606,098	-	1,606,098
(2) Inter-segment revenues	12,107	24,571	9,222	11,417	1,319	58,638	- 58,638	-
Total	1,262,763	190,650	124,118	78,504	8,699	1,664,737	- 58,638	1,606,098
Operating costs and expenses	1,109,750	194,060	118,425	72,577	8,818	1,503,631	- 58,908	1,444,723
Operating income/loss	153,012	- 3,409	5,693	5,927	- 118	161,105	269	161,375
Income/loss before extraordinary items	147,732	- 4,000	3,986	8,672	50	156,440	- 1,637	154,803
II Assets	1,095,476	78,698	181,712	68,341	7,186	1,431,415	44,811	1,476,226

Notes: Classification of geographic segment and major countries or regions in each segment

1. Classification method of geographic segment: by geographic proximity
2. Major countries or regions in each segment:
   (1) North America ········· U.S.A., Canada
   (2) Europe ························ U.K., Germany, Netherlands, Italy, Sweden, Belgian
   (3) Asia···························· Singapore, Thailand, Hong Kong, China
   (4) Other areas ················ Australia
3. Common operating expenses are allocated to individual segments.
4. Of the total assets as of the end of March 2006, ¥360,562 million are accounted for by the assets included in elimination or corporate (¥228,996 million for the previous year) which are mainly surplus funds invested in the form of cash or deposit, and long term investments such as investment securities.

(3) Overseas Sales

Year Ended March 31, 2006 (April 1, 2005 – March 31, 2006)

(In million yen)

	North America	Europe	Asia	Other areas	Total
I. Overseas revenues	579,002	331,697	390,104	322,027	1,622,832
II. Consolidated revenues					1,929,302
III. Ratio of overseas to total consolidated revenues	30.0%	17.2%	20.2%	16.7%	84.1%

Year Ended March 31, 2005 (April 1, 2004 – March 31, 2005)

(In million yen)

	North America	Europe	Asia	Other areas	Total
I. Overseas revenues	475,234	266,888	308,758	274,792	1,325,674
II. Consolidated revenues					1,606,098
III. Ratio of overseas to total consolidated revenues	29.6%	16.6%	19.2%	17.1%	82.5%

Notes: Classification of geographic segment and major countries or regions in each segment

1. Classification method of geographic segment: by geographic proximity
2. Major countries or regions in each segment:
   (1) North America ········U.S.A., Canada
   (2) Europe ·····················U.K., Germany, France, Italy, and other European countries
   (3) Asia·························Countries in Southeast Asia, East Asia, Southwest Asia and Middle East
   (4) Other areas ···············Countries in Oceania, Central and South America, and Africa
3. Overseas revenues are largely accounted for by the revenue from ocean cargo shipping.

6. Lease Transactions

1. Finance lease, except those for which the ownership of leased assets are deemed to be transferred to lessees (which are accounted for by the method similar to that applicable to ordinary operating leases)

(1) As lessees

a. Acquisition cost, accumulated depreciation and net balance at the end of the year

(In million yen)

	Year ended March 31, 2006			Year ended March 31, 2005		
	Acquisition cost	Accumulated depreciation	Net balance at end of year	Acquisition cost	Accumulated depreciation	Net balance at end of year
Vessels	6,467	2,481	3,985	5,912	1,843	4,068
Aircraft	29,427	1,634	27,792	-	-	-
Equipment and fixtures	67,950	21,095	46,854	50,276	15,122	35,154
Other tangible fixed assets	2,296	1,395	900	2,239	1,290	948
Total	106,140	26,606	79,533	58,428	18,255	40,172

Some of the figures in the above table includes interest costs.

b. Future lease rental payments

(In million yen)

	As of March 31, 2006	As of March 31, 2005
Within one year	10,952	6,050
More than one year	71,380	33,505
Total	82,333	39,556

Some of the figures in the above table includes interest costs.

c. Lease rental expenses, depreciation and interest expenses

(In million yen)

	Year ended March 31, 2006	Year ended March 31, 2005
Lease rental expenses for the year	9,813	7,002
Depreciation	9,056	6,261
Interest expenses	987	1,016

d. Method of depreciation

Depreciation is based on the straight-line method over the lease term of the leased assets with no residual value.

e. Interest expenses

Difference between the total lease expenses and acquisition cost of the leased asset concerned is assumed to represent interest expense, and allocation to each period is based on the interest method.

(2) As lessors

a. Acquisition cost, accumulated depreciation and net balance of leased assets

(In million yen)

	Year ended March 31, 2006			Year ended March 31, 2005		
	Acquisition cost	Accumulated depreciation	Net balance at end of year	Acquisition cost	Accumulated depreciation	Net balance at end of year
Equipment and fixtures	15	10	4	257	241	16
Other tangible fixed assets	35	7	27	66	33	33
Total	50	18	32	324	275	49

b. Future lease income

(In million yen)

	As of March 31, 2006	As of March 31, 2005
Within one year	16	47
More than one year	123	132
Total	139	179

Future lease income includes interest income as the sum of the future lease income and residual values account for only a nominal portion of the total operating assets as of the end of the accounting period.

c. Lease rental income, and depreciation

(In million yen)

	Year ended March 31, 2006	Year ended March 31, 2005
Lease rental income for the year	50	50
Depreciation	7	11

2. Operating leases

(1) As lessees

Future lease rental payments

(In million yen)

	As of March 31, 2006	As of March 31, 2005
Within one year	44,068	40,095
More than one year	229,551	230,879
Total	273,620	270,974

(2) As lessors

Future lease rental income

(In million yen)

	As of March 31, 2006	As of March 31, 2005
Within one year	1,002	816
More than one year	1,695	1,779
Total	2,697	2,596

7. Securities

As of March 31, 2006

1. Marketable securities held-to-maturity with market value

(In million yen)

	Book value	Market value	Unrealized gain/loss
Securities for which the market value exceeds the book value:			
(1) Government bonds, municipal bonds, etc.	99	102	3
(2) Corporate bonds	100	100	0
(3) Other	41	41	0
Sub total	241	245	3
Securities for which the market value is equal to or less than the book value:			
(1) Government bonds, municipal bonds, etc.	89	88	- 1
(2) Corporate bonds	702	683	- 18
(3) Other	-	-	-
Sub total	792	772	- 19
Total	1,034	1,018	- 15

2. Other securities with market value

(In million yen)

	Book value	Market value	Unrealized gain/loss
Securities for which the market value exceeds the book value:			
(1) Stocks	121,624	323,218	201,593
(2) Bonds			
(a) Government bonds, municipal bonds, etc.	60	62	2
(b) Corporate bonds	-	-	-
(c) Other	-	-	-
(3) Other	21	26	4
Sub total	121,705	323,306	201,600
Securities for which the market value is equal to or less than the book value:			
(1) Stocks	1,008	965	- 42
(2) Bonds			
(a) Government bonds, municipal bonds, etc.	-	-	-
(b) Corporate bonds	-	-	-
(c) Other	-	-	-
(3) Other	12	12	-0
Sub total	1,020	977	- 43
Total	122,726	324,284	201,557

3. Marketable securities sold during the year ended March 31, 2006

(In million yen)

Selling price	Total gain on sale of securities	Total loss on sale of securities
11,129	6,619	201

4. Information on securities without market quotes and their price in the consolidated balance sheets

Other securities

Unlisted shares ¥ 16,780 million

5. Redemption schedule for held-to-maturity securities and other securities with maturity dates

(In million yen)

	Within 1 year	Over one year within 5 years	Over 5 years within 10 years	Over 10 years
(1) Bonds				
Government bonds, municipal bonds, etc.	62	109	79	-
Corporate bonds	100	-	702	-
Other	41	-	-	-
(2) Other	-	-	-	-
Total	203	109	782	-

As of March 31, 2005

1. Marketable securities held-to-maturity with market value

(In million yen)

	Book value	Market value	Unrealized gain/loss
Securities for which the market value exceeds the book value:			
(1) Government bonds, municipal bonds, etc.	479	492	13
(2) Corporate bonds	399	411	11
(3) Other	71	71	0
Sub total	950	976	25
Securities for which the market value is equal to or less than the book value:			
(1) Government bonds, municipal bonds, etc.	9	9	- 0
(2) Corporate bonds	-	-	-
(3) Other	-	-	-
Sub total	9	9	- 0
Total	960	986	25

2. Other securities with market value

(In million yen)

	Book value	Market value	Unrealized gain/loss
Securities for which the market value exceeds the book value:			
(1) Stocks	114,544	202,673	88,128
(2) Bonds			
(a) Government bonds, municipal bonds, etc.	-	-	-
(b) Corporate bonds	559	559	0
(c) Other	-	-	-
(3) Other	0	2	1
Sub total	115,104	203,235	88,130
Securities for which the market value is equal to or less than the book value:			
(1) Stocks	7,970	7,546	- 423
(2) Bonds			
(a) Government bonds, municipal bonds, etc.	58	58	-
(b) Corporate bonds	-	-	-
(c) Other	-	-	-
(3) Other	76	74	- 2
Sub total	8,105	7,679	- 426
Total	123,210	210,914	87,704

3. Marketable securities sold during the year ended March 31, 2006

(In million yen)

Selling price	Total gain on sale of securities	Total loss on sale of securities
9,118	2,917	8

4. Information on securities without market quotes and their price in the consolidated balance sheets

Other securities

Unlisted shares: ¥15,473 million

5. Redemption schedule for held-to-maturity securities and other securities with maturity dates

(In million yen)

	Within 1 year	Over one year within 5 years	Over 5 years within 10 years	Over 10 years
(1) Bonds				
Government bonds, municipal bonds, etc.	258	209	79	-
Corporate bonds	40	100	819	-
Other	71	-	-	-
(2) Other	-	-	-	-
Total	370	309	899	-

8. Derivative Transactions

(1) Currency-related

Out-of-market transaction

(In million yen)

	As of March 31, 2006				As of March 31, 2005			
	Contract outstanding		Market value	Unrealized gain/loss	Contract outstanding		Market value	Unrealized gain/loss
		over 1 yr				over 1 yr		
Forward exchange contracts:								
Sell Euro, buy ¥	1,294	-	1,295	- 1	1,229	-	1,233	- 3
Buy HK$, sell ¥	244	-	241	- 2	349	-	349	- 0
Buy Euro, sell ¥	64	-	65	0	141	-	142	0
Buy Thai Baht, sell ¥	211	-	208	- 3	123	-	120	- 3
Buy US$, sell ¥	430	-	430	- 0	174	-	176	1
Sell US$, buy ¥	4,001	-	4,202	- 200	2,580	2,139	2,434	145
Other	1,550	-	1,549	- 2	448	-	443	- 9
Currency swaps:								
Receive ¥, pay US$	90	90	3	3	120	-	14	14
Receive US$, pay ¥	-	-	-	-	5,100	5,100	- 43	- 43
Total				- 206				102

(2) Interest rate-related

Out-of-market transaction

(In million yen)

	As of March 31, 2006				As of March 31, 2005			
	Contract outstanding		Market value	Unrealized gain/loss	Contract outstanding		Market value	Unrealized gain/loss
		over 1 yr				over 1 yr		
Interest rate swaps:								
Receive fixed, pay floating	9,903	6,480	590	590	14,997	9,969	863	863
Receive floating, pay fixed	9,748	8,928	-494	-494	10,763	9,734	-838	-838
Total				96				24

Notes:

1. The contract (notional) amounts of interest rate swap and currency swap contracts in the above table are used only as reference amounts for the calculation of amounts of interest to be exchanged. They are not the actual amounts exchanged, and should not be taken to represent the degree of market or credit risks assumed by the Company or its consolidated subsidiaries. These swap transaction are entered into in order to hedge against interest rate and foreign exchange risks associated with the financing activities that are required to maintain operating activities. The Company and its consolidated subsidiaries do not engage in trading of derivative instruments.
2. Market value of forward exchange contracts at the end of the fiscal period under review is quoted from the forward foreign exchange rate market.
3. Items for which hedge accounting is applied are excluded from the above table.

9. Retirement Benefits

1. Outline of employees' retirement benefit plans

The Company and its domestic consolidated subsidiaries have the following defined benefits plans: the Tax Qualified Pension Plan, the Japanese government's Employees' Pension Fund, and a lump sum payment system. In addition, certain overseas subsidiaries have established defined contribution plans or defined benefit plans, and the Company has set up an employee retirement benefit trust.

2. Basis of calculation of retirement obligations

(1) Method of attribution the projected benefits to periods of service	Straight-line basis
(2) Discount rate	Mainly 2.0%
(3) Expected rate of return on plan assets	Mainly 2.0 – 3.0%
(4) Amortization period of unrecognized prior service cost	Mainly 8 years (Unrecognized actuarial net differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees)
(5) Amortization period of unrecognized actuarial difference	Mainly 8 years (Unrecognized actuarial net differences are mainly amortized from the immediately following year on a straight-line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans)

10. Supplementary Information

*All amounts are rounded down to the nearest million yen.

1. Consolidated operating results for five years (2002 – 2006)

(In 100 million yen)

	Year ended March 31, 2002	Year ended March 31, 2003	Year ended March 31, 2004	Year ended March 31, 2005	Year ended March 31, 2006
Revenues	11,429	12,492	13,983	16,060	19,293
Operating income	655	691	919	1,613	1,404
Income before extraordinary items	501	503	746	1,548	1,404
Net income for the year	175	142	348	713	920

2. Quarterly operating results

Year ended March 31, 2006

(In 100 million yen)

	Apr 1, 2005 – Jun 30 2005	Jul 1, 2005 – Sep 30, 2005	Oct 1, 2005 – Dec 31, 2005	Jan 1, 2006 – Mar 31, 2006
	1Q	2Q	3Q	4Q
Revenues	4,306	4,689	5,242	5,055
Operating income	365	440	394	204
Income before extraordinary items	363	429	416	195
Net income for the quarter	217	266	277	159
Net income per share for the quarter	17.85	21.80	22.71	12.66
Net income per share for the quarter – fully diluted	-	-	-	-
Total asset	15,495	17,192	18,732	18,774
Shareholders' equity	4,311	4,897	5,508	5,753
Shareholders' equity per share	353.16	401.21	451.34	471.05

Year ended March 31, 2005

(In 100 million yen)

	Apr 1, 2005 – Jun 30 2005	Jul 1, 2005 – Sep 30, 2005	Oct 1, 2005 – Dec 31, 2005	Jan 1, 2006 – Mar 31, 2006
	1Q	2Q	3Q	4Q
Revenues	3,722	3,959	4,205	4,173
Operating income	326	400	497	389
Income before extraordinary items	320	382	464	380
Net income for the quarter	171	126	229	186
Net income per share for the quarter	14.02	10.36	18.77	14.97
Net income per share for the quarter – fully diluted	-	-	-	-
Total asset	14,366	14,394	14,630	14,762
Shareholders' equity	3,692	3,817	4,004	4,277
Shareholders' equity per share	302.29	312.56	327.99	350.10

Notes:

1. The above operating results are based on the results for the first quarter and the cumulative results for the first six, nine and twelve months, and are computed by taking the difference between the two adjacent periods.
2. Diluted net income per share data are not shown in the above table, as there are no residual shares outstanding.

3. Change in number of NYK fleet

Following are the fleet owned or co-owned by the Company and its consolidated subsidiaries.
The tonnage figures for the co-owned vessels are adjusted to represent the equity ownership in respective vessels by the Company and its consolidated subsidiaries.

		Year ended March 31, 2005		Decrease during the year		Increase during the year		Year ended March 31, 2006	
		Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)
Container (including semi-container ship) Ships	Owned	24	881,661	0	0	2	48,760	26	930,421
	Co-owned	1	21,813	0	0	0	0	1	21,813
Bulk Carriers (Capesize)	Owned	38	5,521,022	0	0	1	203,180	39	5,724,202
	Co-owned	5	329,045	0	0	0	0	5	329,045
Bulk Carriers (Panamax and Handysize)	Owned	34	1,452,628	0	0	3	130,746	37	1,583,374
Wood Chip Carriers	Owned	12	537,636	1	65,517	1	50,471	12	522,590
Car Carriers	Owned	34	518,398	1	21,523	2	42,906	35	539,781
	Co-owned	2	12,942	0	0	0	0	2	12,942
Reefer Carriers	Owned	12	118,766	0	0			12	118,766
Tankers	Owned	18	3,872,212	1	264,631	5	446,475	22	4,054,056
	Co-owned	15	1,280,215	0	0	2	123,976	17	1,404,191
LNG Carriers	Co-owned	22	606,955	0	0	0	0	22	606,955
Cruise Ships	Owned	3	14,797	1	3,889	*0	2,509	2	13,417
Other	Owned	14	117,802	1	4,476	1	19,950	14	133,276
	Co-owned	3	5,025	0	0	0	0	3	5,025
Total	Owned	189	13,034,922	5	360,036	15	944,997	199	13,619,883
	Co-owned	48	2,255,995	0	0	2	123,976	50	2,379,971

* Increase due to refurbishments

4. Vessels under construction (on a consolidated basis)

Vessels under construction by the Company and its consolidated subsidiaries are as follows:

Type of vessel	Number of vessels	Kt (dwt)
Container Ships (including semi-container ship)	25	1,816,280
Bulk Carriers (Capesize)	27	4,428,148
Bulk Carriers (Panamax and Handysize)	25	1,103,000
Wood Chip Carriers	15	815,600
Car Carriers	18	288,550
Tankers	14	2,398,985
LNG Carriers	4	292,400
Other	0	0
Total	128	11,142,963

5.Fleet in Operation as of the end of the year (on a consolidated basis)

Type of vessel	Year ended March 31, 2006		Year ended March 31, 2005		Change	
	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)	Number of vessels	Kt (dwt)
Container Ships (including semi-container ship)	141	4,676,895	137	4,395,489	4	281,406
Bulk Carriers (Capesize)	97	13,604,859	75	10,577,326	22	3,027,533

Bulk Carriers (Panamax and Handysize)	156	6,888,244	142	6,436,829	14	451,415
Wood Chip Carriers	46	2,149,816	44	2,046,914	2	102,902
Car Carriers	113	1,681,168	98	1,485,724	15	195,444
Reefer Carriers	27	252,718	27	252,718	0	0
Tankers	66	11,054,742	61	10,552,485	5	502,257
LNG Carries	22	1,548,410	22	1,548,410	0	0
Cruise Ships	3	21,577	4	22,957	- 1	- 1,380
Other	38	389,867	36	338,567	2	51,300
	709	42,268,296	646	37,657,419	63	4,610,877

6. Number of employees as of March 31, 2007 (on a consolidated basis)

	Year ended March 31, 2006	Yearn ended March 31, 2005	Change
Liner Trade	2,943	2,576	367
Other Shipping	1,150	1,066	84
Logistics	13,971	12,120	1,851
Terminal Harbor & Transport	3,886	4,119	- 233
Cruise	401	433	- 32
Real Estate	69	70	- 1
Other	3,061	2,600	461
Corporate and elimination	251	248	3
Total	25,732	23,232	2,500

7. Containers in operation as of fiscal year-end (on a consolidated basis)

Year ended March 31, 2006	Year ended March 31, 2005	Change
563,563 TEU	506,447 TEU	57,116 TEU (11.28%)

8. Foreign exchange rate information (on a consolidated basis)

Exchange rate per US$1	Year ended March 31, 2006	Year ended March 31, 2005	Yen depreciated against dollars by
Average exchange rate during the period	113.09 ¥/US$	107.46 ¥/US$	¥5.63
Exchange rate at end of period	117.47 ¥/US$	107.39 ¥/US$	¥10.08

9. Bunker oil prices information (on a consolidated basis)

	Year ended March 31, 2006	Year ended March 31, 2005	Change
Bunker oil prices per metric ton	US$283.08/MT	US$193.84/MT	Up US$89.24

10. Balance of interest-bearing debt at end of period (on a consolidated basis)

(In 100 million yen)

	Year ended March 31, 2006	Year ended March 31, 2005	Change
Loans	6,265	4,982	1,282
Corporate bonds	1,068	1,318	- 250
Commercial paper	327	-	327
Total	7,660	6,300	1,359

Financial Results
For the Year Ended March 31, 2006 – Non-Consolidated

May 12, 2006

Nippon Yusen Kabushiki Kaisha (NYK Line)

Security code:	9101
Listings:	The First Section of Tokyo, Osaka and Nagoya Stock Exchanges
URL:	http://www.nyline.co.jp/
Head office:	Tokyo Japan
Representative:	Koji Miyahara, President
Contact:	Yuji Isoda, General Manger, IR Group Tel: +81-3-3284-5986
	Keizo Nagai, General Manager, Corporate Communication Group Tel: +81-3-3284-5058

Date of the meeting of the board of directors:	May 12, 2006
Basis of presentation:	Japanese GAAP
Interim dividend:	Applicable
Scheduled commencement date of dividend payment:	June 29, 2006
Date of annual shareholders' meeting:	June 28, 2006
The Minimum Number of Shares Constituting a Unit of Voting Right	1,000 shares

1. Non-consolidated Financial Results for the Year Ended March 31, 2006

(April 1, 2005 to March 31, 2006)

(1) Operating Results

(Amounts rounded down to the nearest million yen)

	Revenues		Operating income		Income before extraordinary items		Net income	
	million yen	%	million yen	%	million yen	%	million yen	%
Year ended March 31, 2006	962,857	14.5	72,938	- 28.4	82,018	- 23.1	53,458	0.6
Year ended March 31, 2005	841,137	12.3	101,916	50.0	106,641	77.3	53,116	92.5

	Net income per share	Net income per share – fully diluted	Return on equity	Income before extraordinary items/ Total asset	Income before extraordinary items/ Revenues
	yen	yen	%	%	%
Year ended March 31, 2006	43.64	–	12.9	8.0	8.5
Year ended March 31, 2005	43.41	–	15.6	11.9	12.7

Notes:
1. Average number of shares issued and outstanding during the period:
   Year ended March 31, 2006: 1,220,722,413 shares
   Year ended March 31, 2005: 1,221,319,390 shares
2. Changes in accounting policy during the period: None
3. The percentage figures shown in revenues, operating income, income before extraordinary items and net income represent year-on-year changes.
4. Net income per share – fully diluted data are not shown in the above table, as there are no residual shares outstanding.

(2) Dividends

	Dividend per share			Total dividends paid (Full year)	Payout ratio	Dividends/ Stockholders' equity
		Interim	End of term			
	yen	yen	yen	million yen	%	%
Year ended March 31, 2006	18.00	9.00	9.00	21,970	41.2	4.7
Year ended March 31, 2005	18.00	7.50	10.50	21,980	41.5	6.0

(3) Financial Position

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	million yen	million yen	%	yen
Year ended March 31, 2006	1,101,991	462,891	42.0	379.11
Year ended March 31, 2005	939,085	365,578	38.9	299.34

Note: Total issued and outstanding shares at the end of the period:
Year ended March 31, 2006: 1,220,502,173 shares
Year ended March 31, 2005: 1,220,932,249 shares
Number of treasury stock at the end of the period:
Year ended March 31, 2006: 9,685,900 shares
Year ended March 31, 2005: 9,255,824 shares

2. Forecast of Non-consolidated Earnings for the Year Ending March 31, 2007

(April 1, 2006 to March 31, 2007)

	Revenues	Operating income	Income before extraordinary items	Net income	Dividend per share		
					Interim	End of term	
	million yen	million yen	million yen	million yen	yen	yen	yen
Interim	493,000	30,000	31,000	20,000	9.00	—	—
Full year	993,000	71,000	71,000	46,000	—	9.00	18.00

Reference: Projected net income per share for the full year: ¥37.69
Prerequisites for forecasts: Foreign exchange rate (interim and full year): ¥110/US$
Bunk oil price (interim and full year): US$330/MT

* The above forecast incorporates certain assumptions the Company regarded as rational expectations at the time this report was announced. Actual results could differ materially from those projected figures. Refer to the attachment for assumptions and other matters related to the forecast.

11. Financial Statements

(1) Balance Sheets

(In million yen)

	As of March 31, 2006 (A)		As of March 31, 2005 (B)		(A)-(B)
	Amount	%	Amount	%	Amount
Assets					
Current assets					
Cash and time deposits	11,808		11,221		587
Account receivable-trade	66,071		58,215		7,855
Short-term loans	93,446		95,115		- 1,669
Advances paid	1,072		1,043		29
Inventories	21,270		11,382		9,887
Deferred/prepaid expenses	48,089		34,357		13,731
Receivable from agencies	5,610		6,589		- 979
Deferred tax assets	7,738		4,496		3,241
Other	14,703		12,655		2,048
Allowance for doubtful accounts	- 21,572		- 14,976		- 6,596
Total current assets	248,239	22.5	220,102	23.4	28,136
Fixed assets					
[Tangible fixed assets]					
Vessels	94,472		109,456		- 14,983
Buildings	22,493		23,334		- 841
Equipment and fixtures	1,577		1,405		172
Land	31,059		32,511		- 1,451
Construction in progress	22		3,817		- 3,794
Other	1,608		1,926		- 317
Total tangible fixed assets	151,235	13.7	172,450	18.4	- 21,215
[Intangible fixed assets]					
Leasehold	511		513		- 2
Software	22,832		15,523		7,308
Other	142		627		- 484
Total intangible fixed assets	23,486	2.1	16,664	1.8	6,821
Investments and other assets					
Investment securities	328,825		218,991		109,834
Shares of affiliates	175,504		165,259		10,245
Investment in affiliates	5,043		3,690		1,353
Long-term loans	149,570		126,048		23,522
Other	29,088		26,691		2,397
Allowance for doubtful accounts	- 9,062		- 10,933		1,870
Total investments and other assets	678,970	61.7	529,746	56.4	149,223
Total fixed assets	853,691	77.5	718,862	76.6	134,829
Deferred assets					
Bond issuance expenses	60		120		- 60
Total deferred assets	60	0.0	120	0.0	- 60
Total assets	1,101,991	100.0	939,085	100.0	162,905

(In million yen)

	As of March 31, 2006 (A)		As of March 31, 2005 (B)		(A)-(B)
	Amount	%	Amount	%	Amount
Liabilities					
Current liabilities					
Accounts payable-trade	70,670		57,333		13,336
Current portion of long term corporate bond	4,800		24,000		- 19,200
Short-term loans	44,563		41,798		2,765
Commercial paper	32,700		-		32,700
Accounts payable - other	3,950		2,118		1,831
Income tax payable	15,914		20,183		- 4,269
Advances received	35,052		24,548		10,503
Deposits payable	41,123		41,727		- 603
Payable to agencies	3,629		2,145		1,483
Employees' bonuses accrued	3,090		2,730		359
Allowance for exhibition at 2005 World Exposition, Aichi, Japan	-		31		- 31
Other	11,224		10,976		248
Total current liabilities	266,719	24.2	227,594	24.3	39,124
Long-term liabilities					
Bonds	102,000		106,800		- 4,800
Long-term debt	193,650		199,888		- 6,237
Deferred tax liabilities	58,730		17,241		41,489
Reserve for employees' retirement benefits	847		1,612		- 764
Reserve for directors' retirement benefits	-		960		- 960
Reserve for periodic dry docking of vessels	1,398		2,534		- 1,136
Other	15,753		16,876		- 1,122
Total long-term liabilities	372,380	33.8	345,912	36.8	26,467
Total liabilities	639,099	58.0	573,507	61.1	65,591
Shareholders' equity					
Common stock	88,531	8.0	88,531	9.4	-
Additional paid-in capital					
Capital reserve	93,198	8.4	93,198	9.9	-
Retained earnings	164,117	14.9	134,565	14.4	29,552
Legal reserve	13,146		13,146		-
Voluntary reserves					
Reserve for dividends payable	50		50		-
Special depreciation reserve	3,420		4,685		- 1,264
Reserve for possible loss on investment	2		3		- 0
Reserve for advanced depreciation	3,102		3,062		39
General reserve	73,324		48,324		25,000
Unappropriated retained earnings	71,070		65,292		5,778
Net unrealized holding gain on other securities	120,807	11.0	52,740	5.6	68,067
Treasury stock	- 3,762	- 0.3	- 3,457	- 0.4	- 305
Total shareholders' equity	462,891	42.0	365,578	38.9	97,313
Total liabilities and shareholders' equity	1,101,991	100.0	939,085	100.0	162,905

(2) Statements of Operations

(In million yen)

	Year ended March 31, 2006 (A)		Year ended March 31, 2005 (B)		(A)-(B)	YoY
	Amount	%	Amount	%	Amount	%
Revenues						
Revenues from shipping business	954,660		832,526		122,134	
Revenues from other businesses	8,197		8,611		- 414	
Total revenues	962,857	100.0	841,137	100.0	121,719	14.5
Cost and expenses						
Cost of shipping business	840,247		691,675		148,572	
Cost of other businesses	6,160		6,433		- 273	
Selling, general and administrative expenses	43,510		41,112		2,397	
Total cost of operations	889,918	92.4	739,221	87.9	150,697	20.4
Operating income	72,938	7.6	101,916	12.1	- 28,977	- 28.4
Non-operating income						
Interest and dividend income	13,597		12,352		1,244	
Other non-operating income	4,232		2,475		1,756	
Total non-operating income	17,830	1.8	14,828	1.8	3,001	20.2
Non-operating expenses						
Interest expenses	7,392		8,274		- 881	
Other non-operating expenses	1,357		1,829		- 471	
Total non-operating expenses	8,750	0.9	10,103	1.2	- 1,352	- 13.4
Income before extraordinary items	82,018	8.5	106,641	12.7	- 24,623	- 23.1
Extraordinary gains						
Gain on sale of fixed assets	3,613		1,216		2,397	
Gain on sale of investment securities	6,472		2,875		3,596	
Reversal of allowance for doubtful accounts	1,605		118		1,486	
Reversal of periodic dry docking of vessels	132		22		110	
Gain on liquidation of affiliates	986		838		147	
Other extraordinary gains	73		611		- 538	
Total extraordinary gains	12,882	1.3	5,683	0.7	7,199	126.7
Extraordinary losses						
Loss on disposal of fixed assets	274		723		- 449	
Reserve for allowance for doubtful accounts	7,662		14,908		- 7,245	
Impairment loss on fixed assets	-		8,692		- 8,692	
Other extraordinary losses	2,833		4,120		- 1,287	
Total extraordinary losses	10,770	1.1	28,445	3.4	- 17,674	- 62.1
Income before income taxes	84,131	8.7	83,879	10.0	251	0.3
Income taxes – current	33,265	3.4	30,986	3.7	2,278	7.4
Income tax – deferred	- 2,592	- 0.3	- 223	- 0.0	- 2,368	—
Net income for the year	53,458	5.6	53,116	6.3	341	0.6
Retained earnings brought forward	28,599	3.0	21,336	2.5	7,262	34.0
Interim dividend paid	10,986	1.2	9,160	1.1	1,826	19.9
Unappropriated retained earnings	71,070	7.4	65,292	7.7	5,778	8.8

(3) Significant Accounting Policies

Following are the significant accounting polices and methods adopted for the preparation of balance sheets and statements of operations:

1. Valuation of marketable securities:
   - Shares of the Company's subsidiaries and affiliates ············ Stated at cost, determined by the moving average method
   - Other securities
     - With market quotes ···················· Stated at the average of market value for the last month of the fiscal year (All appraisal differentials are capitalized and costs of sales are generally computed by the moving average method.)
     - Without market quotes ··············· Stated at cost, determined by the moving average method
2. Derivatives ···································· Valued at market quotation
3. Inventories
   - Bunker oil ································· Stated at the lower of cost or market quotation, determined by principally the moving average method
   - Marine equipment and other ······ Stated at cost based on first-in, first-out method
4. Depreciation and amortization of fixed assets
   - Tangible fixed assets
     - Vessels and buildings ············ By the straight-line method based on the Japanese Corporation Tax Law
     - Other tangible fixed assets ····· By the declining-balance method based on the Japanese Corporation Tax Law
   - Intangible fixed assets
     - Computer software ················· By the straight-line method based on the length of period it can be used internally (five years)
     - Other intangible assets ·········· By the straight-line method based on the Japanese Corporation Tax Law
5. Accounting treatment of deferred assets
   - Bond issuance expenses ··················Amortized by the straight-line method over a period of three years in accordance with the provisions of the Commercial Code Enforcement Regulations
6. Recognition of allowances/reserves
   - Allowance for doubtful accounts ··· Allowance for doubtful accounts is provided to cover possible losses from bad debts. Allowance with respect to non-classified loans/receivables is calculated based on historical default rates. For classified loans/receivables the Company states an amount deemed to be unrecoverable based on the prospect of recovery of individual loans/receivables.
   - Reserve for employees' bonuses ···· Employees' bonuses accrued is reserved for the portion relevant to the current year of the amount estimated for payment of the bonuses in the future.
   - Reserve for employees' retirement benefits ···································· The Company provides reserve for employees' retirement benefits based on estimated retirement benefit obligations and outstanding amount of pension assets at the end of the fiscal year. Unrecognized actuarial net differences are mainly amortized from the immediately following year on a straight line basis over a term that does not exceed the average remaining service period of employees who are expected to receive benefits under the plans (8 years).
   - Reserve for directors' retirement benefits ···································· Based on the approval by the general meeting of shareholders on June 28, 2005, the Company has abolished its directors and auditors retirement allowance system for the directors and corporate auditors, as a result of which the balance of directors' retirement benefits has been transferred to "Other" in "long-term liabilities" category.
   - Reserve for periodic dry-docking of vessels ······························· Reserve for periodic dry-docking of vessels is provided for based on the estimated amount of expenditure for periodic dry-coking in the future.
7. Freight revenue and expense recognition
   - Transportation by container ships ·········· Revenues and expenses arising from ocean transportation of containers are recognized proportionately as shipments move.
   - Transportation by vessels other than container ships································· Revenues and expenses from transportation by vessels other than container ships are recognized upon completion of unloading cargoes at the final destination.

8. Accounting for leases
Finance leases other than those which are deemed to transfer the ownership of the leased assets to lessees are accounted for by the method similar to that applicable to ordinary operating leases in accordance with accounting principles and practices generally accepted in Japan.

9. Method of Accounting for Material Hedge Transactions
For the derivative financial instruments used to offset the risks of assets and liabilities due to fluctuations in interest rates, foreign currency exchange rates and cash flow, the Company applies hedge accounting. In addition, hedge accounting is also applied to derivative financial instruments used to mitigate the risks of price fluctuations in fuel procurement, etc. For the hedge accounting, the Company adopts a Deferred Hedge Method that requires the Company to mark the derivative financial instruments, effective as hedges, to market, and to defer the valuation loss/gain. For the currency swap contracts and forward foreign exchange contracts that meet the required conditions of the accounting standard, the Company translates hedged foreign currency assets and liabilities at the rate stipulated in respective contracts. For the interest rate swap contracts that meet specified conditions of the accounting standard, the related interest differentials paid or received under the contracts are included in the interest income/expenses of the hedged financial assets and liabilities. Interest rate swaps are used to hedge the borrowings and bonds against possible changes in interest rates, while currency swap, forward exchange contracts and foreign currency denominated assets/liabilities are used to hedge monetary assets and liabilities, investments in overseas subsidiaries and other foreign currency denominated transactions against possible changes in exchange rates. Swap transactions are used to hedge fuel oil against possible fluctuations in price. Semi-annually, the Company evaluates effectiveness of hedging transactions by comparing accumulated changes in market price and cash flows of hedging transactions with those of the hedged transactions, provided that interest rate swap transactions that are subject to special accounting treatment as noted above are excluded from the evaluation.

10. Transactions subject to consumption taxes and other are recorded at amounts exclusive of taxes.

<Notes>

[Balance Sheets]

1. Accumulated depreciation of tangible fixed assets	¥ 310,071 million
2. Advanced depreciation amount of tangible fixed assets	¥ 452 million
3. Guarantees of loans	¥ 872,792 million
Share of joint obligations assumed by third party	¥ 44,056 million

(4) Proposed Appropriation of Retained Earnings

(In million yen)

	Year ended March 31, 2006 (A)	Year ended March 31, 2005 (B)	(A) – (B)
Unappropriated retained earnings for the year	71,070	65,292	5,778
Reversal of voluntary reserves			
Reversal of special depreciation reserve	1,581	1,735	- 153
Reversal of reserve for possible loss on investment	0	0	- 0
Reversal of reserve for advanced depreciation	155	190	- 34
	72,808	67,219	5,589
Appropriation of retained earnings:			
Cash dividends	10,984 (¥9.00 per share)	12,819 (¥10.50 per share)	- 1,835
Directors' bonuses	185	100	85
Special depreciation reserve	-	470	- 470
Reserve for possible loss on investment	9	230	- 220
Reserve for advanced depreciation	25,000	25,000	-
General reserve	36,179	38,620	- 2,440
Retained earnings to be carried forward	36,629	28,599	8,030

Note: Interim dividend of ¥10,986,451,281 (¥9.00 per share) was paid on December 5, 2005

(5) Securities

Shares of the Company's subsidiaries and affiliates with market quotes

(In million yen)

	As of March 31, 2006			As of March 31, 2005		
	Book value	Market value	Unrealized gain/loss	Book value	Market value	Unrealized gain/loss
Shares of subsidiaries	2,309	77,908	75,598	2,309	60,759	58,450
Share of affiliates	4,116	21,725	17,609	4,116	24,253	20,136
Total	6,425	99,633	93,207	6,425	85,012	78,587

12. Director and Auditor Changes (effective June 28, 2006)

Director Candidates
Shinji Kobayashi (present Managing Corporate Officer)

Retiring Directors
Yukio Ozawa (will become a Senior Advisor)
Michio Tamiya (will become an Advisor to the president)
Takahiro Ota (will become an Advisor to the president)
Koichi Inoue (will become an Advisor to the president)

Corporate Officers as of April 1, 2006

Chairman, Chairman Corporate Officer	Takao Kusakari	
President, President Corporate Officer	Koji Miyahara	
Representative Directors, Executive Vice-President Corporate Officers	Tadamasa Ishida	Yasushi Yamawaki
Representative Directors, Senior Managing Corporate Officers	Takao Manji	Hiromitsu Kuramoto
Director, Senior Managing Corporate Officer	Minoru Sato	
Representative Directors, Senior Managing Corporate Officers	Yasumi Kudo	Hiroshi Sugiura
Directors, Managing Corporate Officers	Hiroyuki Shimizu Masamichi Morooka	Motoo Igawa Susumu Kikuchi
Managing Corporate Officers	Shinji Kobayashi Makoto Igarashi Hidenori Hono	Naoki Takahata Masahiro Kato
Corporate Officers	Yutaka Yasunaga Takeshi Matsunaga Masato Katayama Mitsutoshi Nawa Takamaru Ishida Hiroshi Hattori Yasuyuki Usui Lanny Vaughn Toshiaki Takeda Hiroshi Sekine Hiroshi Hiramatsu	Tetsufumi Otsuki Takatake Naraoka Yuji Semba Saburo Yamagata Toshinori Yamashita Naoya Tazawa Tadaaki Naito Tsutomu Kikuchi Tomoyuki Matsubara Masahiko Fukatsu

NYK LINE NIPPON YUSEN KAISHA News Release NYK LOGISTICS & MEGACARRIER

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

April 21, 2006

AAX SERVICE BOLSTERED WITH NEW VESSELS AS PONL LEAVES CONSORTIUM

The long-running and highly reliable Asia Australia Express service (AAX) linking key Southeast Asia ports with Australia has been strengthened with a new ANL vessel the 2,500 teu 'ANL Esprit' which is currently operating its first voyage in the AAX service.

Core members of the AAX service; ANL APL, Djakarta Lloyd and NYK (Nippon Yusen Kaisha) have also reaffirmed their commitment to the current weekly service frequency and two-loop schedule following P&O Nedlloyd's exit from the consortium at the end of March 2006 in changes associated with their acquisition by AP Moller-Maersk.

The AAX, which connects Singapore and Malaysia (Port Klang) with Brisbane/Fremantle, Sydney, Melbourne and Adelaide, has been operating from Southeast Asian ports to Australia since 1996, and previously under the ANRO consortium since 1977. It is one of the highest quality and most reliable services in the trade.

"We will continue to provide our customers with a high quality product and expect to see continuing strength and growth in the trade which provides a critical link between the key hubs of Southeast Asia and Australia," said current AAX Consortium Chairman Mr John Lines on behalf of members of the AAX Service.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 650 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 4 cruise ships. NYK's revenue in 2004-05 was $15Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and São Paulo.

Press Release

NYK Group and Yamato Group to form Strategic Alliance

Nippon Yusen Kabushiki Kaisha (NYK; President: Koji Miyahara) and Yamato Holdings Co., Ltd. (Yamato HD; Chairman and CEO: Keiji Aritomi) have signed an agreement today to enter into a strategic alliance, including both business and capital partnerships between NYK and Yamato HD. Details of this agreement are as follows.

1. Purpose of the Alliance

   With the globalization of logistics business for both corporate and individual customers, as well as changing competitive landscapes in sea, earth and air logistics business, NYK and Yamato HD has agreed to effectively combine domestic and overseas management resources owned and operated by each company as well as group companies, in order to provide more comprehensive and flexible strategic solutions to customers and to meet their increasing global and diversified logistics requirements.

2. Details of Strategic Alliance

   ① Business

   NYK and Yamato HD will form business partnership in all the areas of sea, earth and air, through identification of the complementary strength and business areas, to benefit growth of both NYK and Yamato Group. Through this business partnership, initially, following three areas will be the target for business growth and developments.

   - Integrated global logistics service for Japanese exports and imports
   - B to B logistics service targeting Chinese market
   - Management and leasing service of transport equipment using IC tags

   JV will be established as an operating platform for this business partnership with 2 billion yen of capital, invested by NYK and Yamato HD. JV will target sales of 17 billion yen and recurring profit of 1.5 billion in FY2009.

Relevant parties will also start joint discussion regarding further collaboration of NYK Group's and Yamato Group's airfreight forwarding business, with the aim of expanding operation and customer base, and increasing its competitiveness.

② Capital

To strengthen the business partnership described above, NYK and Yamato HD have agreed to the following capital partnership, totaling investment of 10 billion yen each.

(1) NYK

Acquisition of shares of Yamato HD	6 billion yen
Capital injection into a newly established JV	1 billion yen
Acquisition of shares of Yamato Logistics Co., Ltd.	3 billion yen

(2) Yamato HD

Acquisition of shares of NYK	6 billion yen
Capital injection into a newly established JV	1 billion yen
Acquisition of shares of Yusen Air & Sea Services Co., Ltd.	2 billion yen
Acquisition of shares of Nippon Cargo Airlines Co., Ltd.	1 billion yen

3. Next Steps

To expand the scope of this strategic alliance, NYK and Yamato HD have established a "Steering Committee" to examine possibilities of further expansion of business partnership to be built on each group's assets and know-how. The Steering Committee will study ways to maximize the potential of the announced business partnership, as well as consider further expansion of this business partnership in new areas.

Through this announced strategic alliance and the potential expansion of these partnerships, and by utilizing their overseas and domestic network, NYK Group and Yamato group will be able to achieve a leading position in the area of global logistics business and provide more comprehensive solutions to customers.

NYK LINE NIPPON YUSEN KAISHA

News Release

NYK LOGISTICS & MEGACARRIER

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

May 12, 2006

Nippon Cargo Airlines Establishes New Medium- to Long-Term Management Plan

On July 15 last year, NYK subsidiary Nippon Cargo Airlines (NCA) (Headquarters: Minato-ku, Tokyo; President: Takuro Uchiyama) set up a Take-Off Committee to formulate a medium- to long-term business plan. The plan, named "The Phoenix Project," has been completed and was publicly release today.

"The Phoenix Project" (2006–2015) is a more substantial, detailed version of the company's interim outline that was announced on November 15, 2005. "The Phoenix Project" details NCA's aim to establish independent flight and maintenance operations, introduce 14 advanced B747-8Fs into the company's fleet, and establish a global business for NCA as an independent all-cargo airline, all while guaranteeing safe and swift operations and dramatically improving the business structure on both sales and cost sides. At the same time, NCA will further develop its air-cargo business by utilizing its global network, high-performance aircraft, and the most advanced IT system in order to precisely respond to customers' needs.

NCA has identified the three years between 2006 and 2008 as its phase-1 period, and through the implementation of its new business model, NCA aims to become a Global and Efficient Common Cargo Carrier (GEC^3). In phase 2, NCA will introduce the B747-8Fs to meet new demand in line with the increase in landing and take-off slots at Narita and Haneda airports, scheduled to be available from 2009. By 2015, when phase 3 will be completed, the fleet will be expected to have increased to between 22 and 24 aircraft and to be able to report a total operating revenue of ¥310 billion and current ordinary income of ¥37 billion.

NCA Phoenix Project (2006–2015)

1. Financial Target / Fleet Plan
2. Mission

(1) To make the utmost effort to provide customer satisfaction and contribute to society as an independent all-cargo carrier through transport based on safe operations.

(2) To swiftly establish itself as a GEC3 (Global and Efficient Common Cargo

Carrier), a business model that includes sweeping reforms of NCA's business structure and the establishment of the company's own flight and maintenance operations.

(3) To maintain stable profit as a global company that is part of the growth of air-cargo demand to, from, and within the Asia market.

3. Phases:

Phase 1 (FY2006–2008): To reform NCA's business structure and establish the company's own flight and maintenance operations.

Phase 2 (FY2009–2011): To address three significant events, namely the introduction of the B747-8Fs, the extension of the B Runway at Narita Airport and the resumption of international operations at Haneda Airport, and the establishment of the basis for the company's global business operations.

Phase 3 (FY2012–2015): To be a part of the expansion of the economy through use of a high-quality fleet of between 22 and 24 aircraft including 14 advanced B747-8Fs, which will be introduced from 2009.

4. Six Pillars

(1) Commitment to fully meet customer needs
To make the utmost effort to satisfy customers' air-cargo transportation needs and to provide competitive and regular air-cargo transportation services as well as on-demand charter transport services.

(2) Sweeping reforms of business structure and establishment of the company as a GEC3 (Global and Efficient Common Cargo Carrier)
The balance sheet for FY2005 will show a major deficit caused by continuing high fuel prices and aging aircraft, but in phase 1 (2006–2008), NCA will implement its GEC3 global business model, the most appropriate structure for an all-cargo airline. Under this business model, NCA will dramatically strengthen its business structure—from both the sales and costs sides—in order to establish a structure that will create profits.

(3) Securing independent operations and maintenance as an all-cargo airline, as well as

the introduction of environmentally friendly, high-performance aircraft

By taking advantage of the fact that NCA was a latecomer to the sector and has constructed a system that is purpose-made for its needs, NCA will have a cost competitiveness that is both safe and global and will help us accomplish a self-sustaining maintenance and operation system that is most appropriate for its role as a cargo carrier. In addition, NCA will set up a business infrastructure—IT center, maintenance hanger, facilities to train crew members, etc.—that will ensure the company's self-reliance. NCA intends to enhance its financial strength to back up the investment it needs in these areas. Following the phase-1 introduction of the B747-400Fs will be the phase-2 introduction of the B747-8Fs, which are high performance aircraft that have low noise levels and reduced emissions.

(4) Strengthening of safe operations and corporate governance

NCA will swiftly build a safety-promotion and crisis-control system for its organization by continually reminding all employees that safety, in addition to operations and maintenance, is the basic premise upon which a cargo airline builds its business. NCA will implement in-house procedures to ensure security and emergency responses and will implement education and training programs for all employees. Further, to ensure sound management of its business, NCA will establish a corporate-governance function under an internal audit committee.

(5) Expansion of global network

By accomplishing its objectives, NCA will pursue growth opportunities throughout all phases of the project. NCA will expand its network while simultaneously collaborating with other companies as a globally expanding network based in Asia. NCA will also develop a direct charter-flight business to the United States and Europe, departing from Asia and taking advantage of growth in the Asian market. In order to update its fleet into one that is highly efficient, NCA will not only improve its own fleet but also promote procurement from safe operators on wet-lease or ACMI charters.

Moreover, as part of phase 2, when the extended Runway B at Narita Airport becomes operational and Runway D at Haneda is opened to international flights, NCA will introduce its B747-8F aircraft to expand and reinforce its "hub" capabilities and build solid foundations for economies of scale in phase 3.

(6) Power of gemba and improving response speed

By enforcing the power of gemba in all sectors around the world, NCA hopes to provide stable and high quality air-cargo transport services that are on time, swift, and safe, while simultaneously responding rapidly and accurately to the needs of the company's clients.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

May 15, 2006

NYK Establishes Liner Company in Russia

On 1st June 2006, NYK will take charge of its own agency operations in Russia.

NYK Line (Rus) LLC will take over from Rusmarine who have been NYK's liner agents in Russia for several years.

NYK Group President Mr Koji Miyahara, in Moscow today to mark the establishment of NYK Group's Japanese Resident Representative in Russia, will comment that: "In Russia, we see tremendous potential. The Russian people have demonstrated that potential over the past decade by laying a new foundation for a nation that is on the verge of great economic growth by becoming a much more important player in the supply of energy resources."

As one of the world's largest transportation companies NYK is committed to developing world trade under the slogan of Bringing value to life. The establishment of NYK's own liner agency in Russia is a natural and key step towards this goal underlining NYK's commitment to Russia. NYK established its own logistics company in Russia in 2004, NYK Logistics (CIS) LLC.

NYK Line (Rus) LLC will be headquartered in St Petersburg at:
198095, Marshala Govorova str.35, office 415. Tel +7 (812) 335-33-77, Fax +7 (812) 335-83-23
with a branch office in Moscow at: 4th Lesnoy pereulok, bld. 4, Moscow, 125047

Rusmarine will handle all liner business up to 31st May 2006 and thereafter NYK Line (Rus) LLC will be responsible for all agency matters.

About NYK
Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in

2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

Yusen Building, 3-2, Marunouchi 2-Chome, Chiyoda-ku, Tokyo 100-0005, Japan Tel: +81-3-3284-5058 http://www.nykline.co.jp/ prteam@jp.nykline.com

May 29, 2006

Ceremony Held for Opening of Moscow Rep Office

Nippon Yusen Kaisha (NYK) held a ceremony in Moscow on May 15 for the opening of the company's Resident Representative, Moscow. The 300 participants included Russian government officials, representatives from local companies, university personnel, and individuals from foreign enterprises in Russia. At the ceremony, NYK received congratulatory messages from Yasuo Saito, Japanese ambassador to Russia, and Sergey Frank, president of JSC Sovcomflot, a state-owned Russian shipping company. NYK President Koji Miyahara concluded the event by promising to proactively contribute toward the development of Russia through monohakobi (monohakobi is Japanese for the "transport of goods").

The role of this rep office is to cultivate new business in Russia and Ukraine for the transport of bulk energy (such as gas and crude oil), containers, and cars, and in the field of logistics operations. The office also seeks to build relations with government agencies and shipping companies.

Over the past few years, NYK has expanded its bulk energy transportation business in Russia by participating in joint ventures with JSC Sovcomflot in both the Sakhalin II[1] and Tangguh[2] projects.

For NYK's logistics business, the company established a Russian logistics subsidiary, OOO NYK Logistics (CIS), in Moscow in August 2004. And to strengthen operations in the expanding container transportation business, NYK Line (RUS) OOO will be established in June 2006 as an agency for the local liner business.

In line with "New Horizon 2007," NYK's medium- to long-term management plan, the company has been looking to expand business activities in BRIC countries.[3] Upon the opening of the Moscow rep office, NYK will further strive to grow its global logistics businesses in these countries.

Resident Representative, Moscow

Location:	Leningradsky Prospekt, 8 125040 Moscow
Jurisdiction:	Russia, Ukraine

Representative:	Yukio Sakurai
Tel:	+7-495-775-0739
Fax:	+7-495-775-0738

1Sakhalin II Project

This project was initiated by Sakhalin Energy Investment Co., Ltd., and the Russian government for the purpose of recovering crude oil and natural gas from Sakhalin for export to Japan, China, Korea, and North America.

Chartered by:	Sakhalin Energy Investment Co., Ltd. (Ownership: Shell 55%; Mitsui & Co., Ltd. 25%; Mitsubishi Corporation 20%)
Shipowner:	Joint venture established by NYK and JSC Sovcomflot (Ratio of capital contribution: NYK 60%, JSC Sovcomflot 40%)
Period of charter:	20 years from commencement
Ship type:	Two LNG carriers: 145,000 m^3 (moss spherical tank type)
Commencement:	Fourth quarter of fiscal 2007

2Tangguh LNG Project

A project to liquefy natural gas extracted from three gas fields (Berau, Wiriagar, and Mutsuri) in the Indonesian province of Papua and export the LNG to Mexico and Korea.

Chartered by:	The Tangguh Production Sharing Contractors
Shipowner:	First carrier is owned by the joint venture established by NYK and JSC Sovcomflot Second carrier is owned by the joint venture established by NYK, JSC Sovcomflot, and PT Samudera Shipping Services
Period of charter:	16 years from 2008 for the first carrier 20 years from 2008 for the second carrier
Ship type:	Two LNG carriers: 145,700 m^3 (membrane type)
Commencement:	Fourth quarter of fiscal 2008

3BRIC countries

Brazil, Russia, India, and China: These countries have approximately 40% (2.6 billion) of world's population and are showing significant economic growth.

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.

June 1, 2006

Yamato NYK Global Solutions Co. Ltd. Established

Nippon Yusen Kabushiki Kaisha ("NYK"; President: Koji Miyahara) and Yamato Holdings Co. Ltd. ("Yamato HD"; Chairman and CEO: Keiji Aritomi) have announced the establishment of Yamato NYK Global Solutions Co. Ltd.

Yamato NYK Global Solutions Co. Ltd. will serve as the primary base for the strategic alliance between NYK and Yamato HD and will mainly engage in business development in the following three areas:

Integrated global logistics for exports from and imports to Japan
B-to-B logistics targeting the Chinese market
Management and lease of transport equipment outfitted with IC tags

---Company Outline---

Name:	Yamato NYK Global Solutions Co. Ltd.
Capital:	Stock capitalization: 1 billion yen
	Capital reserve: 1 billion yen
Representatives:	President: Toshio Murakami (Nippon Yusen Kaisha)
	Vice president: Shinichi Tsukamoto (Yamato Holdings Co. Ltd.)
Temporary office:	C/O Nippon Yusen Kabushiki Kaisha
	3-2 Marunouchi, 2-chome
	Chiyada-ku, Tokyo
Telephone:	+81-3-3284-6571

*The office is scheduled to move to its permanent location in Chuo-ku, Tokyo, in July

About NYK

Nippon Yusen Kabushiki Kaisha, (NYK), is one of the world's leading transportation companies. The NYK Group operates approximately 700 major ocean vessels as well as planes, trains and trucking fleets. Its shipping fleet includes around 130 container ships, 210 bulk carriers, 40 wood chips carriers, 100 car carriers, 25 Reefer carriers, 55 tankers, 20 Liquefied Natural Gas carriers and 3 cruise ships. NYK's revenue in 2005-06 was $16Bn and as a Group, NYK employs 33,000 people worldwide. It has offices in 240 locations based in 27 countries, warehouses in every continent and harbour operations in Asia, North America and Europe. Global Headquarters are in Tokyo, with Regional HQs in London, New York, Singapore, Hong Kong, Shanghai, Sydney and Sao Paulo.